FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2010
Commission File Number 1-31318

Gold Fields Limited
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



GOLD FIELDS

Q3 F2010
THIRD QUARTER ENDED
31 MARCH 2010
News release
Q3 F2010 results
– Unaudited results –
www.goldfields.co.za

Production and earnings decline due to seasonal Christmas break in South Africa

JOHANNESBURG. 7 May 2010, Gold Fields Limited (NYSE & JSE: GFI) today announced net earnings for the March 2010 quarter of R316 million compared with earnings of R1,409 million and R1,307 million in the December 2009 and the March 2009 quarters respectively. In US dollar terms net earnings for the March 2010 quarter were US$44 million, compared with US$187 million and US$140 million for the December 2009 and March 2009 quarters respectively.

March 2010 quarter salient features:

- Attributable gold production of 793,000 ounces;
- Strong performance at the international operations with a 6 per cent increase in production;
- Net cash inflow of R1 billion despite lower production;
- South Deep ventilation shaft deepening commenced;
- Total cash cost up 15 per cent from R147,648 per kilogram (US$613 per ounce) to R169,538 per kilogram(US$703 per ounce);
- Notional cash expenditure up 12 per cent from R216,830 per kilogram (US$900 per ounce) to R241,860 per kilogram (US$1,003 per ounce);
- Damang's secondary crusher successfully commissioned on time and within budget.

Statement by Nick Holland, Chief Executive Officer of Gold Fields:

I deeply regret to report that the South Africa region reported three fatal accidents during Q3 F2010. We remain singularly focused on eliminating all serious and fatal accidents on all of our mines and our deliberate efforts towards this goal continue unabated. One of the most important safety initiatives is the set of measures we are putting in place to counteract the impact of seismicity. These initiatives are showing early promise.

Our improved performance in the management of safety generally, combined with positive engagement and cooperation with the Safety Inspectorate of the Department of Mineral Resources has resulted in reduced safety stoppages. We will continue to work closely with the Department to improve our safety.

Attributable gold production of 793koz was achieved during Q3, which is broadly in line with the revised guidance issued on 26 March 2010. The decrease in production this quarter was due to the customary Christmas break in South Africa, accelerated maintenance at Kloof Main shaft and safety related stoppages late in the December quarter which reduced opening inventories of available ore early in the March quarter. I am pleased to report that production at all of the South African mines has since improved and we expect that increase to be sustained in Q4.

The seasonal decline in South Africa was partially offset by a 6 per cent increase in the combined attributable production of the international regions to 398koz, which reflects the improved outlook for our operations in West Africa, Australasia and South America.

Overall, we expect Group production during Q4 to approach the level achieved in the December 2009 quarter.

In the West Africa region, Tarkwa continues to gain momentum after resolving commissioning issues relating to the newly expanded CIL plant and is expected to increase production during Q4 F2010. At Damang, the new secondary crusher is in the process of being commissioned which should positively impact on the recovered grades and lead to an increase in production levels over the next few quarters.

In the Australasia region, the strategy to address the grade gap at St. Ives had positive results, with blended recovered grades from all sources on the mine improving by 24 per cent to 2.1 grams per ton, resulting in a 12 per cent increase in production. Indications are that this trend is being maintained into Q4 F2010. Agnew saw a 13 per cent decline in production due to lower underground tons associated with complex ground conditions which are expected to be of a short term nature. Production levels are

expected to be similar in Q4 F2010. Production should improve in F2011 once additional areas are opened up by this underground mine.

In the South America region, Cerro Corona had an outstanding quarter with a 13 per cent increase in gold equivalent ounces produced. This increase was mainly as a result of higher gold and copper grades during the quarter.

On the growth front significant progress was made during the quarter. On-mine exploration at St Ives' Argo-Athena camp, Agnew's Kim and Main Lode's and Damang's Greater Damang and Amoanda North project areas continue to deliver excellent results and we expect to post increases in the reserves of all three of these mines in our next reserve declaration.

At St Ives, the construction of the new Athena underground mine, which is part of the new Argo-Athena Camp referred to above, is on track to produce its first ore in the first quarter of 2011 and reach full production early in F2012. It is estimated that this new mine, which could see St Ives producing in excess of 450koz per annum, will add incremental production of up to 100koz per annum. Feasibility studies of the new Hamlet mine in the same camp are underway.

At the Chucapaca project in Peru, results continue to be positive and the interim scoping study should be completed during Q4 F2010. At Cerro Corona the feasibility study on the exploitation of the oxide stockpiles is progressing rapidly and is expected to be completed by June 2010. This project will enable us to recover an additional 300koz of gold over the next three to five years. An expansion study is also underway at Cerro Corona and this could yield a further modular expansion of production by up to 20 per cent. This study is expected to be completed by December 2010.

Exploration at the Yanfolila project in Mali continues to deliver promising results and our work has outlined possible extensions to the Komana East target. We anticipate completing the scoping study on the Komana East and West targets of this large property by the end of December 2010.

At South Deep, the capital development programme remains on track for this mine to achieve its target of building up to between 750koz and 800koz by the end of 2014. During the quarter we commenced with the deepening of the ventilation shaft, which is a critical milestone in the development of this project. We have also commenced partial hoisting through the newly renovated South shaft. Currently, approximately 60,000 tons of hoisting capacity is available which will assist in the production build up from South Deep. Further increases in this capacity to 120,000 tons will be available post planned rehabilitation over the next three years.

Stock data		JSE Limited – (GFI)	
Number of shares in issue		**Range - Quarter**	ZAR83.30 – ZAR101.70
- at end March 2010	705,734,298	**Average Volume - Quarter**	2,622,004 shares / day
- average for the quarter	705,524,513	**NYSE – (GFI)**	
Free Float	100%	**Range - Quarter**	US$11.08 – US$13.89
ADR Ratio	1:1	**Average Volume - Quarter**	5,918,834 shares / day
Bloomberg / Reuters	GFISJ / GFLJ.J		

SOUTH AFRICAN RAND								UNITED STATES DOLLARS				
Nine months to		Quarter				**Salient features**		Quarter			Nine months to	
March 2009	**March 2010**	March 2009	Dec 2009	**March 2010**				**March 2010**	Dec 2009	March 2009	**March 2010**	March 2009
78,015	**80,836**	27,105	27,981	**24,690**	kg	Gold produced*	oz (000)	**793**	900	871	**2,599**	2,508
152,500	**154,303**	150,301	147,648	**169,538**	R/kg	Total cash cost	$/oz	**703**	613	471	**631**	518
227,745	**221,417**	213,403	216,830	**241,860**	R/kg	Notional cash expenditure	$/oz	**1,003**	900	668	**906**	773
39,326	**41,839**	13,278	14,017	**14,263**	000	Tons milled	000	**14,263**	14,017	13,278	**41,839**	39,326
253,567	**256,533**	289,095	263,828	**265,641**	R/kg	Revenue	$/oz	**1,102**	1,096	906	**1,050**	861
339	**336**	344	333	**334**	R/ton	Operating costs	$/ton	**44**	44	35	**44**	37
8,126	**8,835**	3,986	3,478	**2,570**	Rm	Operating profit	$m	**344**	463	416	**1,163**	887
38	**39**	47	43	**35**	%	Operating margin	%	**35**	43	47	**39**	38
1,829	**2,732**	1,307	1,409	**316**	Rm	Net earnings	$m	**44**	187	140	**360**	200
275	**387**	195	200	**44**	SA c.p.s.		US c.p.s.	**6**	27	21	**51**	30
2,035	**2,125**	1,512	1,381	**292**	Rm	Headline earnings	$m	**40**	182	163	**280**	222
305	**301**	225	196	**41**	SA c.p.s.		US c.p.s.	**6**	26	24	**40**	33
2,032	**1,967**	1,369	1,022	**320**	Rm	Net earnings excluding gains and losses on foreign exchange, financial instruments, exceptional items and share of profit/(loss) of associates after taxation	$m	**44**	135	146	**259**	222
305	**279**	204	145	**45**	SA c.p.s.		US c.p.s.	**6**	20	21	**37**	33

* All salient features given above are managed figures except for gold produced which is attributable equivalent production.
All companies are wholly owned except for Ghana (71.1%) and Cerro Corona (80.7%).
Gold produced (and sales) throughout this report includes copper gold equivalents of approximately 8%.

Forward Looking Statements

Certain statements in this document constitute "forward looking statements" within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.

Such forward looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the company to be materially different from the future results, performance or achievements expressed or implied by such forward looking statements. Such risks, uncertainties and other important factors include among others: economic, business and political conditions in South Africa, Ghana, Australia, Peru and elsewhere; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, exploration and development activities; decreases in the market price of gold and/or copper; hazards associated with underground and surface gold mining; labour disruptions; availability terms and deployment of capital or credit; changes in government regulations, particularly environmental regulations; and new legislation affecting mining and mineral rights; changes in exchange rates; currency devaluations; inflation and other macro-economic factors, industrial action, temporary stoppages of mines for safety and unplanned maintenance reasons; and the impact of the AIDS crisis in South Africa. These forward looking statements speak only as of the date of this document.

The company undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

Health and safety

We regret to report that three fatal accidents occurred at the South African operations during the March quarter. An accident occurred at each of Kloof, Driefontein and Beatrix. All of the accidents were related to gravity falls of ground.

The Group's fatal injury frequency rate improved from 0.14 for the December quarter to 0.08 for the March quarter. The lost time injury frequency rate regressed from 4.11 to 4.16. The serious injury frequency rate improved from 2.33 to 2.30, while the days lost injury frequency rate regressed from 178 to 185. Year to date the fatal frequency rate when compared with the same period last year is similar at 0.12, while all the other safety rates have improved year on year. The lost time injury frequency rate improved from 4.63 to 4.14, the serious injury frequency rate improved from 2.68 to 2.22, and the days lost injury frequency rate improved from 189 to 179.

Safe production remains our number one priority and is pursued through the rollout of the Gold Fields Safe Production Rules and through the application of our principal value "if we cannot mine safely, we will not mine". These Safe Production Rules are further fortified by a leadership measurement programme whereby declining performance is addressed through specialised leadership counselling. This is integrated into leadership programmes which are being rolled out across our operations in order to improve safety. Continued attention is also being paid to management systems and procedures and such systems are further strengthened through major drives on fall of ground prevention, seismic risk reduction and good housekeeping practices.

Measures introduced to reduce the incidence of both gravity related and seismic falls of ground, focus on centralised blasting, face shape monitoring and pre-conditioning of all high stress mining areas.

Safety improvement practices at all operations are continuing with the 'stop, think, fix, verify and continue" philosophy.

Financial review

Quarter ended 31 March 2010 compared with quarter ended 31 December 2009

Revenue

Attributable gold production for the March 2010 quarter amounted to 793,000 ounces compared with 900,000 ounces in the December quarter. At the South African operations, production decreased from 523,000 ounces to 395,000 ounces due to the impact of the Christmas break and accelerated maintenance at Kloof mine. Attributable gold production at the West African operations increased by 4 per cent from 155,000 ounces to

161,000 ounces. Attributable equivalent gold production at the South American operation increased by 13 per cent from 79,000 ounces to 89,000 ounces. At the Australian operations, gold production increased by 3 per cent from 143,000 ounces to 148,000 ounces.

At the South African operations, gold production in the March quarter at South Deep decreased from 72,000 ounces to 58,000 ounces due to the Christmas break. At Beatrix, gold production was 22 per cent lower at 83,000 ounces again due to the effect of the Christmas break, which negatively impacted all the South African operations. Gold production at Kloof was 32 per cent lower at 108,000 ounces following a decision to accelerate the replacement of a water pump column at Main shaft. At Driefontein, gold production at 147,000 ounces was 21 per cent lower than the previous quarter due to safety related stoppages late in the December quarter, which reduced opening inventories of available ore in the March quarter.

At the West African operations, managed gold production at Tarkwa was similar to the previous quarter. At Damang, gold production increased by 20 per cent to 54,000 ounces due to an increase in mill throughput, as in the previous quarter the plant underwent a 13 day maintenance shutdown.

In South America, Cerro Corona produced 110,200 equivalent ounces and sold 110,700 equivalent ounces, which is 12 per cent and 11 per cent higher than the previous quarter respectively. Equivalent gold production increased due to a 9 per cent increase in concentrate production and increased yields.

At the Australian operations, Agnew's gold production decreased by 13 per cent due to restricted stope access due to localised poor ground conditions resulting in reduced underground ore processed. At St Ives, gold production increased by 12 per cent mainly due to higher grades at all the underground mines.

The average quarterly US dollar gold price achieved increased from US$1,096 per ounce in the December quarter to US$1,102 per ounce in the March quarter. The average rand/US dollar exchange rate at R7.50 was similar to the December quarter, as was the Australian dollar at R6.76. The rand gold price increased from R263,828 per kilogram to R265,641 per kilogram. The Australian dollar gold price increased from A$1,208 per ounce to A$1,219 per ounce.

Revenue decreased from R8,067 million (US$1,076 million) in the December quarter to R7,280 million (US$971 million) in the March quarter due to the lower production.

Operating costs

Net operating costs increased from R4,589 million (US$613 million) in the December quarter to R4,710 million (US$628 million) in the March quarter. Total cash cost increased by 15 per cent from R147,648 per kilogram (US$613 per ounce) in the December quarter to R169,538 per kilogram (US$703 per ounce) in the March quarter, mainly as a result of lower production in the March quarter.

At the South African operations, operating costs decreased by 2 per cent from R2,798 million (US$374 million) to R2,733 million (US$364 million). This decrease was mainly due to a decrease in consumable costs at all the operations in line with the lower production and ongoing cost saving initiatives. This was partially offset by an increase at South Deep in line with the planned project build-up. Total cash cost at the South African operations increased by 29 per cent from R165,707 per kilogram (US$688 per ounce) to R214,467 per kilogram (US$889 per ounce).

At the West African operations, operating costs including gold-in-process movements increased by 19 per cent from US$110 million (R824 million) in the December quarter to US$131 million (R987 million) in the March quarter. Tarkwa increased by US$14 million mainly due to an increase in waste tons mined to improve

flexibility, increased fuel costs and the increase in processing costs associated with the introduction of the HPGR (high pressure grinding roller) project. Damang increased by US$7 million mainly due to lower milling activity in the previous quarter and the milling of the stockpile built up last quarter due to the plant downtime while rebuilding the SAG mill. Total cash cost at the West African operations increased from US$524 per ounce in the December quarter to US$589 per ounce in the March quarter.

At Cerro Corona in South America, operating costs including gold-in-process movements decreased from US$37 million (R277 million) to US$34 million (R254 million). This decrease was mainly due to lower plant maintenance costs. Total cash cost at Cerro Corona decreased from US$378 per ounce in the December quarter to US$303 per ounce in the March quarter.

At the Australian operations, operating costs including gold-in-process movements increased from A$101 million (R690 million) to A$109 million (R736 million). At St Ives, costs increased by A$6 million (R34 million) mainly due to increased deferred waste charges and increased grade control drilling to increase the level of grade accuracy thereby reducing dilution. At Agnew, the increase in costs is mainly due to rehabilitation of localised poor ground conditions in current mining areas at Kim South. Total cash cost increased by 7 per cent from US$637 per ounce (A$703 per ounce) to US$681 per ounce (A$755 per ounce).

Notional cash expenditure (NCE)

Notional cash expenditure is defined as operating costs (including general and administration) plus capital expenditure, which includes brownfields exploration, and is reported on a per kilogram and per ounce basis – refer to the detailed table on page 24 of this report.

The objective is to provide the all-in costs for the Group, and for each operation. The NCE per ounce is an important measure, as it determines how much free cash flow is generated in order to pay taxation, interest, greenfields exploration and dividends.

The NCE for the Group for the March quarter amounted to R241,860 per kilogram (US$1,003 per ounce) compared with R216,830 per kilogram (US$900 per ounce) in the December quarter, mainly due to the decreased production at the South African operations and the increase in operating costs at the West African and Australian operations.

At the South African operations, the NCE increased from R242,050 per kilogram (US$1,005 per ounce) in the December quarter to R310,490 per kilogram (US$1,288 per ounce) in the March quarter. At the West African operations, the NCE increased from US$741 per ounce to US$783 per ounce. At the South American operation, NCE decreased by 14 per cent from US$617 per ounce in the December quarter to US$532 per ounce in the March quarter. NCE at the Australian operations decreased from US$956 per ounce (A$1,053 per ounce) in the December quarter to US$931 per ounce (A$1,033 per ounce) in the March quarter.

Operating margin

The net effect of the changes in revenue and costs, after taking into account gold-in-process movements, was a 26 per cent decrease in operating profit from R3,478 million (US$463 million) in the December quarter to R2,570 million (US$344 million) in the March quarter. The Group operating margin was 35 per cent compared with 43 per cent in the December quarter. The margin at the South African operations decreased from 35 per cent to 17 per cent. At the West African operations the margin decreased from 54 per cent to 48 per cent. At Cerro Corona in South America the margin increased from 66 per cent to 71 per cent, while at the Australian operations the margin decreased from 41 per cent to 40 per cent.

Amortisation

Amortisation decreased from R1,156 million (US$154 million) in the December quarter to R1,139 million (US$152 million) in the March quarter. At the South African operations amortisation decreased from R613 million (US$82 million) to R536 million (US$72 million). This was mainly due to the decrease in production at all the operations. At the West African operations, amortisation was similar at US$31 million (R234 million). At South America, amortisation increased from US$13 million (R98 million) to US$14 million (R103 million) due to the increase in production. At the Australian operations, amortisation increased from US$24 million (R181 million) to US$31 million (R232 million) mainly due to more ounces mined from the more expensive underground mines at St Ives.

Other

Net interest paid of R45 million (US$6 million) was incurred in the March quarter compared with net interest paid of R23 million (US$3 million) in the December quarter. In the March quarter interest paid of R140 million (US$19 million) was partly offset by interest received of R70 million (US$10 million) and interest capitalised of R25 million (US$3 million). The increase in interest paid this quarter was due to an increase in South African debt which carries a higher average interest rate than international debt. This compares with interest paid of R121 million (US$16 million) partly offset by interest received of R78 million (US$10 million) and interest capitalised of R20 million (US$3 million) in the December quarter.

The share of profit of associates after taxation of R4 million (US$1 million) in the March quarter compares with a profit of R44 million (US$6 million) in the December quarter. The profit of R4 million (US$1 million) relates to equity accounted profits realised by Rand Refinery. The profit in the December quarter relates to equity accounted profits realised by Rand Refinery of R45 million (US$6 million) partly offset by equity accounted losses incurred at Rusoro of R1 million.

The loss on foreign exchange of R16 million (US$2 million) in the March quarter compares with a gain of R8 million (US$1 million) in the December quarter. The loss in the March quarter and the gain in the December quarter mainly related to exchange differences on the conversion of offshore cash holdings into their functional currency.

The loss on financial instruments of R25 million (US$3 million) in the March quarter compares with a loss of R55 million (US$8 million) in the December quarter. The loss in the March quarter includes realised and unrealised losses of R18 million (US$2 million) on the Cerro Corona copper financial instruments and a R7 million (US$1 million) loss on US$/ZAR forward cover contracts taken out. Refer to page 18 of this report for more detail. The loss in the December quarter included realised losses and unrealised losses of R57 million (US$8 million) on the Cerro Corona copper financial instruments, partially offset by a R2 million (US$nil million) gain on US$/ZAR forward cover contracts taken out during the December quarter.

Share based payments were similar to the previous quarter at R121 million (US$16 million).

Other costs increased from R25 million (US$3 million) in the December quarter to R96 million (US$13 million) in the March quarter. This increase was mainly due to increased expenditure on research and development into improved mining methodologies and reduced income from external training.

Exploration

Exploration expenditure decreased from R168 million (US$22 million) in the December quarter to R127 million (US$17 million) in the March quarter due to timing of expenditure. Refer to the Exploration and Corporate Development section of this report for more detail.

Exceptional items

The exceptional gain in the March quarter of R22 million (US$4 million) was mainly as a result of profit on the disposal of 1,400,000 of the top-up Eldorado shares. The exceptional gain in the December quarter of R432 million (US$58 million) was mainly as a result of Gold Fields receiving an additional 4,057,762 Eldorado shares valued at R402 million (US$54 million), which were received as a result of Gold Fields exercising its top-up right in Eldorado Gold Corporation due to the completion of an agreement between Eldorado and Sino Gold, whereby Eldorado acquired all of the outstanding issued shares of Sino Gold. The balance of R30 million (US$4 million) was profit on the sale of our stake in an exploration junior.

Taxation

Taxation for the quarter amounted to R547 million (US$73 million) compared with R831 million (US$111 million) in the December quarter, in line with the decrease in taxable income. The tax expense includes normal and deferred taxation at all operations, together with government royalties.

Earnings

Net profit attributable to ordinary shareholders amounted to R316 million (US$44 million) or 44 SA cents per share (US$0.06 per share), compared with R1,409 million (US$187 million) or 200 SA cents per share (US$0.27 per share) in the December quarter.

Headline earnings i.e. earnings less the after tax effect of asset sales, impairments and the sale of investments amounted to R292 million (US$40 million) or 41 SA cents per share (US$0.06 per share), compared with earnings of R1,381 million (US$182 million) or 196 SA cents per share (US$0.26 per share) in the December quarter.

Earnings excluding exceptional items as well as gains and losses on foreign exchange, financial instruments and profit or losses of associates after taxation amounted to R320 million (US$44 million) or 45 SA cents per share (US$0.06 per share), compared with earnings of R1,022 million (US$135 million) or 145 SA cents per share (US$0.20 per share) reported in the December quarter.

Cash flow

Cash inflow from operating activities for the quarter amounted to R2,584 million (US$345 million), compared with R2,105 million (US$279 million) in the December quarter. This quarter on quarter increase of R479 million (US$66 million) was mainly due to a release of working capital of R706 million (US$92 million) in the March quarter compared with an investment in working capital of R949 million (US$126 million) in the December quarter, partially offset by a decrease in profit before tax and exceptional items of R976 million (US$127 million).

Capital expenditure decreased from R1,967 million (US$262 million) in the December quarter to R1,872 million (US$250 million) in the March quarter.

At the South African operations, capital expenditure decreased marginally from R1,137 million (US$152 million) in the December quarter to R1,085 million (US$145 million) in the March quarter. Expenditure on Ore Reserve Development (ORD) in the March quarter at Driefontein, Kloof and Beatrix accounted for R166 million (US$22 million), R175 million (US$23 million) and R110 million (US$15 million), compared with R147 million (US$19 million), R175 million (US$22 million), and R99 million (US$12 million) in the December quarter respectively. The focus on development is in line with the stated need to increase flexibility at the South African operations.

At the West African operations, capital expenditure increased from US$43 million to US$47 million due to increased expenditure on capital waste removal at Teberebie and new mining equipment. In South America, at Cerro Corona, capital expenditure was similar at US$24 million with the majority of the expenditure on the

Tailings Management Facility. At the Australian operations, capital expenditure decreased from A$46 million to A$36 million for the quarter. At St Ives, capital expenditure decreased from A$31 million to A$27 million with the majority of expenditure on infrastructure development. At Agnew, capital expenditure decreased from A$15 million to A$9 million with most of the expenditure on exploration and development activities.

Purchase of investments of R47 million (US$7 million) relates to a secured equipment loan made to one of our mining contractors at St Ives.

Proceeds on the disposal of investments of R172 million (US$23 million) reflects mainly the sale of 1,400,000 Eldorado shares and 1,392,000 Orezone Gold Corporation shares.

Net cash inflow from financing activities in the March quarter amounted to R578 million (US$78 million). Loans received in the March quarter amounted to R2.7 billion (US$355 million). This includes R2.4 billion (US$316 million) received from commercial paper issuance and working capital loans of R290 million (US$39 million).

Loans repaid amounted to R2.1 billion (US$279 million), consisting primarily of R1.8 billion (US$236 million) as a result of the refinancing of the South African commercial paper programme, R180 million (US$23 million) repayment of offshore facilities and repayment of working capital loans of R150 million (US$20 million).

Net cash inflow for the March quarter at R1.1 billion (US$143 million) compares with a net cash outflow of R534 million (US$72 million) in the December quarter. After accounting for a negative translation adjustment of R57 million (positive US$3 million), the net cash inflow for the March quarter was R997 million (US$145 million) resulting in a cash balance at the end of March of R2,825 million (US$384 million). The cash balance at the end of December was R1,828 million (US$239 million).

Balance sheet (Investments and net debt)

Investments decreased from R1,647 million (US$215 million) at 31 December 2009 to R1,399 million (US$190 million) at 31 March 2010.

Net debt (long-term loans plus current portion of long-term loans less cash and deposits) decreased from R6,669 million (US$871 million) in the December quarter to R6,091 million (US$829 million) in the March quarter.

Detailed and operational review

South African operations

Cost and revenue optimisation initiatives

During financial 2008, the South African operations reviewed the suite of projects under Project 500 and identified the following for implementation over two to three years. To date, good progress has been made on these projects.

Project 1M

Project 1M is a productivity initiative that aims to improve quality mining volumes by increasing the face advance by between 5 and 10 per cent per annum, based on financial year 2009 actuals. This should translate to similar improvements in tons broken over the same period.

This should be achieved through the following key improvement initiatives:

- drilling and blasting practices to improve advance per blast;
- support, cleaning and sweeping practices to improve blasting frequency;
- mining cycle, labour availability and training; and
- improved pay face availability.

Primarily as a result of the effects of an extended Christmas break, face advance for the quarter reduced by 11 per cent when compared with the previous quarter.

Project 2M

Project 2M is a technology initiative aimed at mechanising all flat-end development (i.e. development on the horizontal plane) at the long-life shafts of Driefontein, Kloof and Beatrix. The aim of the project is to improve safety and productivity, reduce development costs and increase ore reserve flexibility. The project achieved a mechanised rate of 58 per cent of flat end development at the long life shafts by the end of the March quarter. By the end of financial 2010 we expect approximately two thirds of all flat-end development to be mechanised. South Deep is excluded as it is already a fully mechanised mine.

Project 3M

Project 3M is a suite of projects focused on reducing energy and utilities consumption, work place absenteeism and surface above-ground") costs, including supply chain.

Electricity consumption targets for financial 2010 were set to maximise production within the Eskom limits of 90 per cent. During the March quarter, the challenge has been met on consumption, but the actual tariff of electricity has increased by 36 per cent compared with financial 2009. Various projects are in progress to reduce consumption further, including the introduction of three chamber pump systems which will use the gravitational force of chilled service water from surface to pump out warm underground water, thereby improving efficiency and reducing electricity costs at Driefontein and Kloof by around 10 Megawatt which approximates two per cent of current usage. Also at these operations, real time monitoring of power consumption has been introduced at all major points of delivery, and pump efficiencies continue to improve.

A project is currently underway to reduce consumption by another 10 per cent. This is a two to three year project and will require fundamental technology changes. Nonetheless, further savings from the existing configuration are possible.

The work place absenteeism project ("Unavailables project") aims to ameliorate the impact of work place absenteeism on production and costs by targeting a reduction from 14 per cent to 10 per cent of all absenteeism, excluding annual and unpaid leave, by the end of financial 2010. A target of 2 per cent in each of financial 2009 and 2010 was set. The target of 2 per cent reduction was achieved in financial 2009 mainly due to reduced incidences of industrial action and more diligent labour management. Current targets are being achieved.

The above-ground cost project aims to reduce surface costs by at least R150 million per annum by the end of financial 2010.

Projects in place to reduce above ground cost are the following:

- Shared Services and property division: savings for the quarter were R17 million. These savings were realised by optimisation of process, labour, discounts received and inventory.
- Training expenditure: a focused strategy to service our core business is being developed. Benefits of this re-aligned strategy for the quarter amounted to R9 million.
- South African operations (various small projects): savings for the quarter amounted to R17 million.
- Supply chain projects: contracted savings for the quarter amounted to R13 million. These benefits were delivered through competitive tendering on conveyor belts, valves, tyres and various repair contracts and also certain contractual rise and fall arrangements.

Price inflation was experienced in cost areas such as permanent support and some steel products, but overall inflation was similar to the previous quarter and well below CPI.

Project 4M

Project 4M focuses on the Mine Health and Safety Council (MHSC) milestones agreed to on 15 June 2003 at a tripartite health and safety summit comprising representatives from Government, Organised Labour and Mining Companies. The focus is on achieving occupational health and safety targets and milestones over a 10-year period. The commitment was driven by the need to achieve greater improvements in occupational health and safety in the mining industry.

In order to meet the noise induced hearing loss (NIHL) target the company is focusing on reducing the noise at source. One of the milestone targets is that no machine or piece of equipment may generate a sound pressure level in excess of 110 dB (A) after December 2013. At the end of the March quarter 96 per cent of equipment measured was below 110 dB (A). A number of action plans, based on the highest potential exposure source, to reduce the noise at source was implemented. These include inter alia: the silencing of all auxiliary fans, pneumatic loaders and diamond drills. Progress to date is encouraging and for the three interventions is 93 per cent, 78 per cent and 92 per cent respectively across all four operations.

Silicosis remains one of the biggest health risks associated with the Gold Mining Industry. In order to meet the silicosis targets the company has put several interventions in place. Interventions include the upgrading of tip filters by replacement of complete installations or through the installation of first stage pre-filtration systems, the use of foggers, footwall treatment, and the installation of tip doors. Progress to date is 71 per cent, 61 per cent and 37 per cent respectively across all four operations which should enable us to meet our targets.

Of the individual gravimetric dust sample measurements taken during the March quarter 4 per cent was above the occupational exposure limits of 0.1 milligrams per cubic metre, thus meeting the target of not more than 5 per cent of individual samples above the occupational exposure limits. Progress against all interventions is monitored monthly and reviewed quarterly.

Project 5M

Uranium project

The feasibility study is still in progress due to complex permutations being considered on how best to optimise this project. In parallel, the Environmental Impact Report and licensing and permitting processes continue.

South Africa region

Driefontein

		March 2010	Dec 2009
Gold produced	- kg	4,575	5,825
	- 000'oz	147.1	187.3
Yield - underground	- g/t	6.2	7.2
- combined	- g/t	3.3	3.8
Total cash cost	- R/kg	195,650	154,678
	- US$/oz	811	642
Notional cash expenditure	- R/kg	258,907	208,103
	- US$/oz	1,074	864

Gold production decreased from 5,825 kilograms (187,300 ounces) in the December quarter to 4,575 kilograms (147,100 ounces) in the March quarter mainly due to a decrease in underground volume. This decrease was mainly due to the safety related stoppages late in the December quarter which reduced the volume of the opening inventories of available ore early in this quarter. The Christmas break and slow start thereafter also affected production. Underground tons milled decreased from 720,000 in the December quarter to 651,000 in the March quarter due to the reduced underground production volumes. Surface tons decreased from 828,000 to 751,000 mainly due to a sinkhole on the rail network which restricted transportation to the plants. Underground yield decreased from 7.2 grams per ton to 6.2 grams per ton due to lower volumes from the higher grade shafts. Surface yield declined from 0.8 grams per ton in the December quarter to 0.7 grams per ton in the March quarter.

Main development decreased by 8 per cent for the quarter and on-reef development decreased by 11 per cent both due to the Christmas break. The average development value increased from 1,209 centimetre grams per ton in the December quarter to 1,985 centimetre grams per ton in the March quarter, primarily due to higher values developed at 1 and 5 shafts.

Operating costs decreased from R938 million (US$125 million) to R925 million (US$123 million). This decrease was mainly due to lower stores consumption in line with the lower production, and an increase in capitalised development costs, partly offset by an increase in labour costs. Total cash cost increased from R154,678 per kilogram (US$642 per ounce) to R195,650 per kilogram (US$811 per ounce).

Operating profit decreased from R592 million (US$79 million) in the December quarter to R297 million (US$40 million) in the March quarter mainly due to the lower production.

Capital expenditure decreased from R274 million (US$37 million) to R260 million (US$35 million) in the March quarter.

Notional cash expenditure increased from R208,103 per kilogram (US$864 per ounce) to R258,907 per kilogram (US$1,074 per ounce) as a result of the lower gold production.

Kloof

		March 2010	Dec 2009
Gold produced	- kg	3,344	4,887
	- 000'oz	107.5	157.1
Yield - underground	- g/t	6.6	7.5
- combined	- g/t	3.3	4.6
Total cash cost	- R/kg	237,978	169,306
	- US$/oz	987	703
Notional cash expenditure	- R/kg	327,482	233,804
	- US$/oz	1,358	971

Gold production decreased from 4,887 kilograms (157,100 ounces) in the December quarter to 3,344 kilograms (107,500 ounces) in the March quarter. This reduction arose from the Christmas break and the slow start-up thereafter and a decision to accelerate the replacement of a water pump column at Main shaft after certain sections of the column showed significant corrosion, resulting in the premature failure of some of the sections. Underground tons milled decreased from 612,000 tons to 454,000 tons with a decrease in yield from 7.5 grams per ton to 6.6 grams per ton. This was partially replaced with surface material, albeit at a lower grade, which increased to 574,000 tons compared with 461,000 tons in the December quarter, at a constant yield of 0.6 grams per ton.

Main development decreased by 25 per cent for the quarter and on-reef development decreased by 29 per cent due to the replacement of the water pump column and the Christmas break. The average development value decreased from 2,471 centimetre grams per ton in the December quarter to 2,289 centimetre grams per ton in the March quarter mainly due to lower grades at 3 shaft and 4 shaft.

Operating costs decreased from R863 million (US$115 million) in the December quarter to R831 million (US$111 million) in the March quarter. The decrease in operating costs was mainly due to lower production as a result of the accelerated maintenance at Main shaft. Total cash cost increased from R169,306 per kilogram (US$703 per ounce) to R237,978 per kilogram (US$987 per ounce) due to the lower production.

Operating profit decreased from R423 million (US$56 million) in the December quarter to R61 million (US$9 million) in the March quarter.

Capital expenditure decreased from R280 million (US$37 million) to R265 million (US$35 million) in the March quarter mainly due to project phasing. The final preparation work for the replacement of the Main shaft water pump column is in progress with the completion date scheduled for October 2010 at a cost of around R9 million. Alternative pumping arrangements, through 4 shaft, 7 shaft and 8 shaft, were successfully implemented.

Notional cash expenditure increased from R233,804 per kilogram (US$971 per ounce) to R327,482 per kilogram (US$1,358 per ounce) due to the lower gold production.

Beatrix

		March 2010	Dec 2009
Gold produced	- kg	2,577	3,318
	- 000'oz	82.9	106.7
Yield - underground	- g/t	4.0	4.2
- combined	- g/t	3.5	4.1
Total cash cost	- R/kg	206,092	167,722
	- US$/oz	855	696
Notional cash expenditure	- R/kg	274,466	220,766
	- US$/oz	1,138	917

Gold production decreased from 3,318 kilograms (106,700 ounces) in the December quarter to 2,577 kilograms (82,900 ounces) in the March quarter mainly due to the Christmas break and the slow start-up thereafter. Underground tons milled decreased from 786,000 tons to 610,000 tons and the yield decreased from 4.2 grams per ton to 4.0 grams per ton. Surface ore milled increased from 31,000 tons to 116,000 tons at a similar yield of 1.0 gram per ton. This increase was due to surface stockpiles milled over the Christmas break.

Main development decreased by 13 per cent quarter on quarter and on-reef development decreased by 30 per cent, due to the Christmas break. The average development value decreased from 1,721 centimetre grams per ton in the December quarter to 1,598 centimetre grams per ton in the March quarter, mainly due the value variability of the zones being developed.

Operating costs decreased from R576 million (US$77 million) in the December quarter to R550 million (US$73 million) in the March quarter. This decrease was mainly due to the lower production. Total cash cost increased from R167,722 per kilogram (US$696 per ounce) in the December quarter to R206,092 per kilogram (US$855 per ounce) in the March quarter.

Operating profit decreased from R302 million (US$40 million) in the December quarter to R138 million (US$19 million) in the March quarter due to lower gold production.

Capital expenditure was similar at R157 million (US$21 million) for the March quarter, with the majority spent on ore reserve development costs.

Notional cash expenditure increased from R220,766 per kilogram (US$917 per ounce) in the December quarter to R274,466 per kilogram (US$1,138 per ounce) in the March quarter due to the lower production.

South Deep project

		March 2010	Dec 2009
Gold produced	- kg	1,801	2,227
	- 000'oz	57.9	71.6
Yield - underground	- g/t	6.2	6.2
- combined	- g/t	4.5	5.6
Total cash cost	- R/kg	230,594	183,655
	- US$/oz	956	763
Notional cash expenditure	- R/kg	461,521	380,647
	- US$/oz	1,914	1,581

Gold production decreased from 2,227 kilograms (71,600 ounces) in the December quarter to 1,801 kilograms (57,900 ounces) in the March quarter, due to a decrease in underground mining volumes. The decrease was due to the Christmas break and slow start-up thereafter. Underground tons milled decreased from

383,000 tons in the December quarter to 312,000 tons in the March quarter. The underground yield remained constant at 6.2 grams per ton. The combined yield decreased from 5.6 grams per ton in the December quarter to 4.5 grams per ton in the March quarter as a result of an increase in lower grade surface ore processed, which increased from 12,000 tons to 112,000 tons in the March quarter mainly due to surface stockpiles milled over the Christmas break.

Development decreased by 11 per cent from 2,606 metres in the December quarter to 2,321 metres in the March quarter. The new mine capital development for phase 1, sub 95 level, decreased by 29 per cent from 1,016 metres to 720 metres. This decrease was due to the mining of larger dimension infrastructure on 110 and 110A levels. Development in the current mine areas above 95 level increased by 3 per cent in the March quarter from 1,394 metres to 1,440 metres. Raiseboring decreased from 196 metres in the December quarter to 161 metres in the March quarter.

Operating costs increased from R421 million (US$56 million) in the December quarter to R427 million (US$57 million) in the March quarter in line with the planned project and labour build-up, given the recent change to full calendar operations (FULCO), the benefits of which will only be realised in future quarters. Total cash cost increased from R183,655 per kilogram (US$763 per ounce) in the December quarter to R230,594 per kilogram (US$956 per ounce) in the March quarter mainly due to the lower gold production.

Operating profit decreased from R168 million (US$22 million) in the December quarter to R53 million (US$7 million) in the March quarter.

Capital expenditure decreased from R427 million (US$57 million) in the December quarter to R404 million (US$54 million) in the March quarter in line with the project plan. The major capital expenditure was on new mine development, in preparation for the ventilation shaft deepening and infrastructure, and construction of the new tailings facility.

Notional cash expenditure increased from R380,647 per kilogram (US$1,581 per ounce) to R461,521 per kilogram (US$1,914 per ounce) due to the lower gold production.

South Africa region guidance
The estimate for the June 2010 quarter is as follows:
- Gold produced – between 15,200 and 15,500 kilograms (between 490,000 and 500,000 ounces)
- Total cash cost* – between R181,000 and R185,000 per kilogram (between US$765 and US$785 per ounce)
- Capital expenditure* – R1,210 million (US$165 million)
- Notional cash expenditure* – between R267,000 and R272,000 per kilogram (between US$1,130 and US$1,150 per ounce).
- * Based on an exchange rate of US$1 = R7.35.

West Africa region
Ghana

Tarkwa

		March 2010	Dec 2009
Gold produced	- 000'oz	172.6	172.8
Yield - heap leach	- g/t	0.6	0.5
- CIL plant	- g/t	1.3	1.4
- combined	- g/t	0.9	1.0
Total cash cost	- US$/oz	565	492
Notional cash expenditure	- US$/oz	783	728

Gold production was similar at 172,600 ounces in the March quarter when compared with the December quarter. The lower combined yield was offset by higher volumes mined and processed.

Total tons mined, including capital stripping, increased from 31.9 million tons in the December quarter to 35.7 million tons in the March quarter. Ore mined increased from 5.1 million tons to 5.6 million tons. Head grade for the March quarter was 1.16 grams per ton, marginally lower than December quarter's head grade of 1.18 grams per ton. The strip ratio increased marginally from 5.26 in the December quarter to 5.41 in the March quarter, which is in line with the long-term plan to improve mining flexibility.

The total feed to the CIL plant was 2.64 million tons, lower than the 2.70 million tons in the December quarter mainly due to unplanned maintenance at the SAG mill. Yield from the CIL was 1.3 grams per ton, some 7 per cent below the previous quarter. The CIL plant produced 110,800 ounces in the March quarter compared with 125,300 ounces in the December quarter.

Total feed to the North heap leach at 2.42 million tons was slightly higher than the 2.31 million tons achieved in the December quarter. North heap leach yield for the quarter was maintained at 0.6 grams per ton. The "high pressure grinding roller" (HPGR) project at the South heap leach facilities contributed 13,200 ounces as the process stabilised. The heap leach facilities produced 61,800 ounces in the March quarter, 30 per cent higher than the 47,500 ounces produced in the December quarter.

Operating costs, including gold-in-process movements, increased from US$82 million (R612 million) in the December quarter to US$96 million (R724 million) in the March quarter. This increase was mainly as a result of the new HPGR unit (US$7 million), increased fuel costs and the additional waste tons mined. Total cash cost increased from US$492 per ounce to US$565 per ounce.

Operating profit decreased from US$109 million (R818 million) in the December quarter to US$96 million (R716 million) in the March quarter.

Capital expenditure increased from US$37 million (R274 million) to US$38 million (R289 million) for the March quarter, with new mining equipment, tailings dam expansion and pre-stripping at the Teberebie cutback being the major items during the quarter.

Notional cash expenditure for the quarter was US$783 per ounce, compared with the previous quarter's US$728 per ounce, reflecting the increased operating cost and capital expenditure.

Damang

		March 2010	Dec 2009
Gold produced	- 000'oz	**53.8**	45.3
Yield	- g/t	**1.2**	1.3
Total cash cost	- US$/oz	**667**	643
Notional cash expenditure	- US$/oz	**783**	791

Gold production increased from 45,300 ounces in the December quarter to 53,800 ounces in the March quarter. This was mainly due to an increase in mill throughput as the plant was offline for 13 days in the December quarter because of an accelerated rebuild of the SAG mill. Tons milled increased from 1.12 million tons to 1.35 million tons quarter on quarter. Yield was 8 per cent lower at 1.2 grams per ton.

Total tons mined, including capital stripping, were similar to the December quarter at 3.30 million tons. Ore mined decreased from 1.0 million tons to 0.9 million tons and the strip ratio achieved was 2.64 compared with the December quarter's 2.40.

Operating costs, including gold-in-process movements increased from US$28 million (R212 million) in the December quarter to US$35 million (R263 million) in the March quarter. This increase was largely due to lower milling activity in the previous quarter and the milling of the stockpile built up last quarter due to the plant downtime while rebuilding the SAG mill. Total cash cost increased from US$643 per ounce in the December quarter to US$667 per ounce in the March quarter.

Operating profit increased from US$21 million (R155 million) in the December quarter to US$25 million (R191 million) in the March quarter.

Capital expenditure increased from US$6 million (R49 million) in the December quarter to US$8 million (R64 million) in the March quarter, with the majority of the capital expenditure on exploration activities and the secondary crusher project.

Notional cash expenditure for the quarter was marginally lower at US$783 per ounce compared with the previous quarter's US$791 per ounce.

West Africa region guidance
The estimate for the June 2010 quarter is as follows:
- Gold produced – between 235,000 and 240,000 ounces
- Total cash costs – between US$600 and US$610 per ounce
- Capital expenditure – US$57 million
- Notional cash expenditure – between US$815 and US$830 per ounce.

South American region
Peru

Cerro Corona

		March 2010	Dec 2009
Gold produced	- 000'oz	**37.8**	34.5
Copper produced	- tons	**11,100**	10,600
Total equivalent gold produced	- 000' eq oz	**110.2**	98.4
Total equivalent gold sold	- 000' eq oz	**110.7**	99.9
Yield - gold	- g/t	**0.8**	0.7
- copper	- %	**0.75**	0.71
- combined	- g/t	**2.2**	2.0
Total cash cost	- US$/eq oz	**303**	378
Notional cash expenditure	- US$/eq oz	**532**	617
Gold price *	- US$/oz	**1,110**	1,090
Copper price *	- US$/t	**7,217**	6,546

* Used to calculate total equivalent gold produced

Gold produced increased from 34,500 ounces in the December quarter to 37,800 ounces in the March quarter and copper produced increased from 10,600 tons to 11,100 tons. During the March quarter concentrate with payable content of 37,700 ounces of gold was sold at an average gold price of US$1,109 per ounce and 11,100 tons of copper was sold at an average copper price of US$6,631 per ton, net of treatment and refining charges. The higher gold and copper production compared with the December quarter was mainly due to an increase in concentrate production of 9 per cent, from 49,100 dry metric tons in the December quarter to 53,300 dry metric tons in the March quarter.

Total tons mined increased from 2.63 million tons in the December quarter to 3.79 million tons during the March quarter. Ore mined at 1.56 million tons was similar to December quarter's 1.57 million tons. The March quarter's strip ratio of 1.4 was higher than the December quarter's strip ratio of 0.7 and the life of mine strip ratio, forecast at 0.9, which is in line with the mine plan to mine more waste tons in the short-term to ensure production flexibility.

Ore processed at 1.55 million tons in the March quarter was similar to December quarter's 1.56 million tons. Gold yield for the quarter was 0.8 grams per ton, compared with 0.7 grams per ton in the December quarter and copper yield was 0.75 per cent compared with 0.71 per cent in the December quarter.

Operating costs, including gold-in-process movements, decreased from US$37 million (R277 million) in the December quarter to US$34 million (R254 million) in the March quarter. The decrease in operating cost was mainly due to lower plant expenditure due to scheduled plant maintenance in the December quarter. Total cash cost was US$303 per equivalent ounce sold compared with US$378 per equivalent ounce sold in the December quarter.

Operating profit at US$84 million (R629 million) compares with US$72 million (R539 million) in the December quarter, reflecting the higher metal sales and prices.

Capital expenditure for the March quarter was US$24 million (R182 million) the same as for the December quarter. The majority of the expenditure was spent on construction of the second phase of the Tailings Management Facility.

Notional cash expenditure for the March quarter at US$532 per equivalent ounce was lower than the previous quarter's US$617 per equivalent ounce, reflecting the current quarter's lower operating cost and higher metal production.

The estimate for the June 2010 quarter is as follows:

- Metals (gold and copper) produced – between 90,000 and 95,000 equivalent ounces*
- Total cash cost – between US$385 and US$400 per equivalent ounce
- Capital expenditure – US$17 million
- Notional cash expenditure – between US$550 and US$580 per equivalent ounce

* Equivalent ounces are based on a gold price of US$1,100 per ounce and copper price of US$7,400 per ton.

Australasia region

Australia

St Ives

		March 2010	Dec 2009
Gold produced	- 000'oz	107.3	96.0
Yield - heap leach	- g/t	0.5	0.4
- milling	- g/t	2.8	2.2
- combined	- g/t	2.1	1.7
Total cash cost	- A$/oz	811	798
	- US$/oz	732	724
Notional cash expenditure	- A$/oz	1,103	1,149
	- US$/oz	994	1,043

Gold produced increased from 96,000 ounces in the December quarter to 107,300 ounces in the March quarter.

Gold produced from the Lefroy mill increased from 88,000 ounces to 99,500 ounces, due to an improved head grade and a marginal improvement in recovery. Production from the heap leach facility was similar at 7,800 ounces.

At the open pit operations total tons of ore mined for the March quarter at 1.65 million tons, was similar to the 1.64 million tons of ore mined in the December quarter. Grade increased from 1.30 grams per ton to 1.59 grams per ton. The increase in grade was mainly due to the increased grades from Leviathan, where mining progressed to a higher grade region and proportionally higher volumes from Apollo at 2.2 grams per ton. The average strip ratio, including capital waste, was similar at 4.8 for the quarter.

At the underground operations 322,600 tons of ore was mined at 5.3 grams per ton in the March quarter, compared with 370,000 tons of ore mined at 3.9 grams per ton in the December quarter. The 36 per cent higher average grade reflects grade improvements across all three underground mines, with a significant improvement at Argo, where the grade improved by 43 per cent from 4.2 grams per ton to 6.0 grams per ton due to mining of higher grade stopes and reduced dilution.

Operating costs, including gold-in-process movements, increased from A$78 million (R532 million) in the December quarter to A$84 million (R566 million) in the March quarter. The increase in costs was primarily due to increased deferred waste charges on the additional open pit ounces mined, increased grade control drilling.

Operating profit increased from A$37 million (R253 million) to A$47 million (R318 million), due to the increase in ounces sold partially offset by increased operating costs.

Capital expenditure decreased from A$31 million (R212 million) to A$27 million (R185 million). This decrease was due to lower capital development compared with the December quarter. Development of the Athena underground project, however,

continued to accelerate during the quarter with 679 metres completed, including 326 metres in March alone. This project acceleration is targeted to have first stope ore produced in January 2011 and full production by early F2012. Capital expenditure for this project is estimated at A$79 million in today's terms of which A$7 million was spent during the quarter and A$18 million to date.

Notional cash expenditure decreased from A$1,149 per ounce (US$1,043 per ounce) in the December quarter to A$1,103 per ounce (US$994 per ounce) as a result of the reduced capital expenditure and the increase in production.

Agnew

		March 2010	Dec 2009
Gold produced	- 000'oz	40.7	46.9
Yield	- g/t	5.9	5.8
Total cash cost	- A$/oz	606	509
	- US$/oz	547	461
Notional cash expenditure	- A$/oz	850	856
	- US$/oz	766	777

Gold production decreased from 46,900 ounces in the December quarter to 40,700 ounces in the March quarter. This decrease was mainly due to restricted underground stope access which hampered the ability of the mine to supply sufficient ore to the plant during the quarter, together with a major shutdown for planned maintenance in March. Tons milled decreased from 250,000 tons in the December quarter to 214,000 tons in the March quarter. Yield was similar at 5.9 grams per ton.

Ore mined amounted to 148,000 tons in the March quarter at a head grade of 8.5 grams per ton compared with 153,000 tons in the December quarter at a head grade of 10.6 grams per ton. The decrease in the head grade was mainly due to a higher proportion of production for the quarter coming from the lower grade Main Lode.

Operating costs, including gold-in-process movements, increased from A$23 million (R158 million) in the December quarter to A$25 million (R170 million) in the March quarter. This increase was mainly due to the rehabilitation of localised poor ground conditions in current mining areas at Kim South. Total cash cost per ounce increased from A$509 per ounce (US$461 per ounce) in the December quarter to A$606 per ounce (US$547 per ounce) in the March quarter.

Operating profit decreased from A$34 million (R229 million) in the December quarter to A$25 million (R167 million) in the March quarter. This was primarily due to the impact of the lower production.

Capital expenditure was lower at A$9 million (R61 million) compared with A$15 million (R100 million) in the December quarter. This was mainly due to the completion of concrete bunding works for cyanide code compliance and additional expenditure on exploration drilling at Kim Lode in the previous quarter. In the June quarter Agnew will spend around A$16 million on the initial purchase of underground mining fleet as the mine moves to owner mining. Total capital expenditure relating to owner mining is estimated at A$20 million with a payback of around 3 years.

Notional cash expenditure decreased from A$856 per ounce (US$777 per ounce) in the December quarter to A$850 per ounce (A$766 per ounce) in the March quarter.

Australasia region guidance

The estimate for the June 2010 quarter is as follows:

- Gold produced – between 145,000 and 150,000 ounces
- Total cash cost* – between A$735 and A$760 per ounce (between US$680 and US$700 per ounce)
- Capital expenditure* – A$56 million (US$52 million)
- Notional cash expenditure* – between A$1,150 and A$1,200 per ounce (between US$1,060 and US$1,100 per ounce)
- * Based on A$1=US$0.925.

Quarter ended 31 March 2010 compared with quarter ended 31 March 2009

Group attributable gold production decreased by 8 per cent from 871,000 ounces for the quarter ended March 2009 to 793,000 ounces for the quarter ended March 2010.

At the South African operations gold production decreased from 517,000 ounces to 395,000 ounces. Driefontein's gold production decreased from 215,000 ounces to 147,000 ounces due to a decrease in volumes mined related largely to safety factors. At Kloof, gold production decreased from 174,000 ounces to 108,000 ounces due to the accelerated replacement of a water pump column in Main shaft after certain sections of the column showed significant corrosion, resulting in the premature failure of some of the sections. Beatrix's gold production increased from 80,000 ounces to 83,000 ounces. South Deep's gold production increased from 48,000 ounces to 58,000 ounces due to the mine being in a build-up phase.

At the West African operations total managed gold production increased from 205,000 ounces for the quarter ended March 2009 to 227,000 ounces for the quarter ended March 2010. At Damang, gold production increased by 3 per cent to 54,000 ounces. At Tarkwa, gold production increased by 14 per cent to 173,000 ounces due to the completion of the expanded CIL plant.

In South America, gold equivalent production at Cerro Corona increased from 61,000 ounces in the March 2009 quarter to 110,000 ounces in the March 2010 quarter. This time last year the mine was still in a build-up phase.

At the Australasian operations gold production decreased by 7 per cent from 159,000 ounces in the March 2009 quarter to 148,000 ounces in the March 2010 quarter. St Ives decreased by 2 per cent from 109,000 ounces to 107,000 ounces. This was mainly due to a reduction in throughput and lower grades from surface and underground ore. Production at Agnew decreased to 41,000 due to delays in stope availability due to adverse ground conditions at Kim South.

Revenue decreased by 14 per cent from R8,510 million (US$869 million) to R7,280 million (US$971 million). The 8 per cent lower average gold price at R265,641 per kilogram (US$1,102 per ounce) compares with R289,095 per kilogram (US$906 per ounce) achieved for the quarter ended March 2009. The US dollar strengthened from US$1 = R9.93 to US$1 = R7.50 or 24 per cent, while the rand/Australian dollar weakened by 3 per cent from A$1 = R6.59 to A$1 = R6.76.

Operating costs, including gold-in-process movements, increased from R4,524 million (US$453 million) to R4,710 million (US$628 million). The increase in costs was mainly due to annual wage and electricity tariff increases in South Africa and general inflationary increases. Total cash cost for the Group increased from R150,301 per kilogram (US$471 per ounce) to R169,538 per kilogram (US$703 per ounce) due to decreased gold production.

At the South African operations operating costs increased by 12 per cent from R2,434 million (US$243 million) for the March 2009 quarter to R2,733 million (US$364 million) for the March 2010

quarter. This was due to more employees at all the operations, increased electricity tariffs and annual wage increases. Total cash cost at the South African operations increased from R143,340 per kilogram to R214,467 per kilogram as a result of the above.

At the West African operations, operating costs, including gold-in-process movements, increased from US$108 million to US$131 million. This was mainly at Tarkwa due to the 14 per cent increase in production and increased fleet maintenance costs. At the South American operation, operating costs including gold-in-process movements at Cerro Corona increased from US$31 million in the March 2009 quarter to US$34 million in the March 2010 quarter in line with the increase in production. At the Australian operations, operating costs including gold-in-process movements was similar at A$109 million.

Operating profit decreased from R3,986 million (US$416 million) to R2,570 million (US$344 million).

After accounting for the above items, amoritsation, sundry costs and taxation, net earnings amounted to R316 million (US$44 million), compared with R1,307 million (US$140 million) for the quarter ended March 2009.

Earnings excluding exceptional items, gains and losses on foreign exchange, financial instruments and gains or losses of associates after taxation, amounted to R320 million (US$44 million) for the quarter ended March 2010, compared with R1,369 million (US$146 million) for the quarter ended March 2009.

Exploration and corporate development

Exploration activity continued during the March quarter with 27 drill rigs operating on nine greenfields projects in Australia, Peru, Mali, Canada, the Philippines and Chile, as well as near mine exploration at St Ives, Agnew and Damang.

In addition to the ongoing exploration projects, the group maintains an aggressive business development function to seek out and evaluate the most attractive exploration opportunities available for joint venture or acquisition, largely within the countries and belts where we are currently active.

Advanced drilling projects

At the Chucapaca project in southern Peru, Gold Fields completed its earn-in for a 51 per cent interest in a joint venture with Buenaventura (NYSE "BVN"). The first phase of resource delineation drilling on the Canahuire target was concluded. Results continue to be positive and an interim scoping study and delivery of an initial resource is on track for completion in the June 2010 quarter. Planning, permitting and community agreements are in progress to allow the next phase of resource delineation and step-out drilling to resume at Canahuire early in financial 2011. Initial drilling resumed on the Katrina satellite targets and will continue through the June quarter and into next financial year. This project is progressing well and is on track to be Gold Fields' next mine in the South American region.

At the Talas project in northern Kyrgyzstan, Gold Fields completed its earn-in for a 60 per cent interest in a joint venture with Orsu Metals Corporation (TSX: "OSU" and AIM: "OSU"). An internal scoping study was completed during the quarter which highlighted an opportunity for further optimisation of the project. Recent violent demonstrations in Kyrgyzstan have resulted in the resignation of the President and the instalment of an interim government until an election which is expected within the next six months. Gold Fields is monitoring developments closely and actively engaging both local and state authorities. Community development programmes are ongoing. It is expected that optimisation studies will commence in the September 2011 quarter, if the situation continues to stabilise, and will include infill drilling, further metallurgical test work and trade-off studies.

At the Yanfolila project (including the Komana and Sankarani Projects) in southern Mali, the resource delineation drilling programme continued at the Komana East and West deposit areas. Ground geophysical surveys at Komana East have outlined a possible 2.6 kilometre south extension of the target. Target generation using geophysics and aircore drilling is in progress elsewhere on the Komana leases. Other exploration activities in the belt include the ongoing initial drilling programmes on the Bokoro, Finguana, and Sanioumale targets. Target definition results from the Solona license have identified several prospect areas which merit initial drilling testing.

At the Arctic Platinum project in Finland, the ten-hole 1,000 metre metallurgical drilling programme was completed. All samples for the Platsol metallurgical tests were sent to SGS Laboratories in Canada. A project cost review study has been contracted and is underway.

Initial drilling projects

At the East Lachlan joint ventures in New South Wales, Australia, Gold Fields has earned into an 80 per cent interest in two porphyry Au-Cu project areas (Wellington North and Cowal East). Aircore drilling results at the Myall and Cowal East concessions continue to return highly variable Cu and Au values. These values are associated with widespread porphyry-style alteration and mineralisation. We are also earning into 80 per cent on another two projects with Clancy Exploration Ltd (ASX: "CLY").

At the Batangas joint ventures in the Philippines, where Gold Fields can earn up to a 75 per cent interest in three joint ventures with Mindoro Resources Ltd. (TSX.V: "MIO"), a review of previous drilling at the Lobo joint venture has highlighted potential for both porphyry and structurally controlled mineralisation. A number of community initiatives were implemented and are being well received.

At the SBX joint venture in Chile, where Gold Fields can earn up to 90 per cent on three claims held by SBX Asesorias e Inversiones and 100 per cent on a fourth property under a separate option agreement with S.C.M. Aguas Heladas, the second stage of diamond drilling at Pircas Target was completed. Additional holes are planned for this target in the June quarter.

At the Woodjam project in British Columbia, Canada, Gold Fields can earn up to a 70 per cent interest in the Woodjam North joint venture with the Woodjam Partners (Fjordland Exploration Inc. (TSX.V: "FEX") and Cariboo Rose Resources (TSX.V: "CRB")). A second phase of diamond drilling commenced in the March quarter. At Takom, drilling targeted the mineralised diorite, intersected during the autumn drill programme. All holes have intersected the diorite confirming the intrusive geometry as a moderately SE-dipping dyke-like body, although the intensity of mineralisation appears to decrease along strike away from the best intersections.

At the Toodoggone joint venture in British Columbia, Canada, where Gold Fields can earn up to a 75 per cent interest in a joint venture with Cascadero Copper Corp. (TSX.V: "CCD"), the initial diamond drilling programme concluded for the season in October 2009. Force majeure has been declared to suspend the joint venture terms while Gold Fields tries to resolve the First Nations' opposition to exploration activities in the project area. Meetings with the relevant groups are planned for the June quarter.

Near mine exploration

At St. Ives, the focus is still on the Argo–Athena discoveries which have been recognised as a significant new camp that requires an accelerated exploration strategy.

At the Argo-Athena camp, drilling at Hamlet continued to test extensions of the lower lode at 600 metres below surface, as well as reserve conversion of the upper and lower shoots up to 300 metres below surface. At the Yorick open pit project, two discrete ore shoots were defined and extensional drilling is planned to test

for a third shoot below the two known shoots. Resource definition and extensional drilling continued with encouraging results at the Cave Rocks underground mine and additional drilling at Naiad to extend this underground orebody.

Work in the Argo-Athena camp, especially more recently at Hamlet, continues to demonstrate the potential for 4 to 5 million ounces endowment with the ability to support an increase in production in the mid-term.

At Agnew, results from the surface directional drilling programme continue to suggest that the Kim Lode comprises a core breccia in an 8 to 10 metre thick alteration zone. This wide zone of mineralisation as well as development of a footwall lode in places will facilitate a bulk mining method, potentially reducing costs. Planning to test part of the Main North Lode below current infrastructure is well advanced, as well as extensional drilling of Rajah from both underground and surface planned for financial 2011. Results for the Scotty Creek full field aircore programme have been received and the Cinderella NE anomaly has been extended two kilometres along strike. Follow up work is being planned for financial 2011.

At Damang, the Phase 2 drilling programme at Huni Gap (a 20 x 20 metre infill programme within the Greater Damang project area) has started, with three holes completed. To the immediate south of the Damang Pit cut-back, at Juno, drilling was completed on a combined RC and diamond drilling infill programme within the limits of the previous pit shell.

Drilling within the Tomento East pit (part of the Amoanda North programme) discovered hydrothermal mineralisation as well as paleaoplacer conglomerates.

Corporate development

Gold Fields and Conquest Mining Limited (ASX: "CQT") have agreed to dissolve the Mt Carlton joint venture and in return Gold Fields will receive a 2.5 per cent NSR royalty over the property including the developing Silver Hill deposit. Gold Fields also currently holds 13 per cent of Conquest and is the largest shareholder.

Gold Fields agreed a revised commercial arrangement in place of the Ojo de Maricunga joint venture. Gold Fields now holds an indirect interest in the project through a shareholding in a Canadian company - Atacama Pacific Gold Corporation. Atacama is currently unlisted but may consider accessing public markets based on current year field exploration results. Two private financing rounds have been completed with Gold Fields holding about 13 per cent of the outstanding common shares. A Relationship Agreement was also signed with Atacama giving Gold Fields the right of first refusal over any third party participation in the project for four years and the ability to nominate a director to the Atacama board.

Corporate

New head for Gold Fields Australasia

The appointment of Richard Weston as Executive Vice-President of the Australasian Region with effect from May 1 was announced on 24 March 2010. Richard will join the company's Executive Committee reporting directly to CEO Nick Holland.

Richard (58), an Australian, has a M.Sc. in Mining Geomechanics from the University of New South Wales and B. Engineering from Sydney University and he brings a wealth of experience in the precious metals industry to Gold Fields. He joins the company from Coeur d'Alene Mines Corporation, one of the world's largest silver miners as well as a significant gold producer.

Before joining Coeur in 2006 he led the site team responsible for the development of Barrick Australia's Cowal Gold Project and, prior to that, he headed operations at Rio Tinto Australia's ERA Ranger and Jabiluka uranium mines in the Northern Territory.

Located in Perth, Richard will take responsibility for the two existing mines in Australia, St Ives and Agnew, and will work with the business development and exploration executives to grow production in Australasia to one million ounces per annum over the next three to five years.

Changes to the Audit Committee

On 25 March 2010, Gayle Wilson was appointed Chairman of the Audit Committee in place of John Hopwood who passed away on 18 March 2010 after a long illness.

Sponsorship to mining engineering faculties

Gold Fields announced on 19 April 2010, that it is investing R26 million in an effort to address skills shortages in the South African mining industry. The three-year sponsorship deal comprises investments in the mining engineering faculties at the University of the Witwatersrand and the University of Johannesburg.

In terms of the sponsorship agreements, the universities will receive a once-off capital injection of R8 million followed by R6 million a year for three years. In return Gold Fields is afforded naming right status for the infrastructure that it sponsors as well as participation in advisory committees at the two universities.

Sponsorship of engineering education is not new to Gold Fields. The company funded the National Engineering awards amongst seven universities for years and is a significant contributor to the Mining Education and Training Fund, which supports the salaries of senior academic staff in the field.

Milestone in South Deep development

On 21 April 2010 Gold Fields announced that it has started the depth extension of the South Deep ventilation shaft, a crucial milestone in the development of South Deep, the newest mine in Gold Fields' South African portfolio. The ventilation shaft is the second of the two shafts which together form the Twin shaft complex of South Deep. The first shaft of the Twin shaft complex, the Main shaft, was completed in 2004.

The shaft will be extended from its current depth of 2,760 metres to 3,000 metres. The deepening and equipping of the shaft, which includes ore storage silos and conveyor belts at shaft bottom, a new rock winder and new headgear, is set to be completed by July 2012.

Outlook

In the June 2010 quarter attributable gold production is estimated at between 875,000 and 900,000 attributable equivalent ounces, with an increase in production in the South Africa region. The June quarter is characterised again by the Easter weekend and a number of extra public holidays, which will impact production at the South Africa operations. Total cash cost is estimated at between US$675 and US$690 per ounce (between R160,000 and R163,000 per kilogram) compared with US$703 per ounce (R169,538 per kilogram) in the March quarter. The June estimate is based on an exchange rate of R/US$7.35 and US$/A$0.93, compared with R/US$7.50 and US$/A$0.90 achieved in the March quarter. NCE is estimated at between US$980 and US$1,000 per ounce (between R233,000 and R240,000 per kilogram) compared with US$1,003 per ounce (R241,860 per kilogram) in the March quarter. The above is subject to the forward looking statement. The estimated financial information has not been reviewed and reported on by Gold Fields' auditors in accordance with Section 8.40 (a) of the Listing Requirements of the JSE Securities Exchange of South Africa.

Basis of accounting

The condensed consolidated preliminary financial information is prepared in accordance with IAS 34 Interim Financial Reporting. The accounting policies and disclosure requirements used in the preparation of this report are consistent with those applied in the previous financial year except for the adoption of applicable revised and/or new standards issued by the International Accounting Standards Board.

N.J. Holland
Chief Executive Officer
7 May 2010

Income statement

International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

	Quarter			Nine months to	
SOUTH AFRICAN RAND	**March 2010**	December 2009	March 2009	**March 2010**	March 2009
Revenue	**7,279.9**	8,066.9	8,509.5	**22,762.6**	21,307.5
Operating costs, net	**4,709.8**	4,589.0	4,523.7	**13,927.4**	13,181.9
- Operating costs	**4,758.3**	4,665.4	4,566.5	**14,067.8**	13,342.0
- Gold inventory change	**(48.5)**	(76.4)	(42.8)	**(140.4)**	(160.1)
Operating profit	**2,570.1**	3,477.9	3,985.8	**8,835.2**	8,125.6
Amortisation and depreciation	**1,139.3**	1,156.0	1,140.9	**3,469.1**	3,075.2
Net operating profit	**1,430.8**	2,321.9	2,844.9	**5,366.1**	5,050.4
Net interest paid	**(44.7)**	(23.1)	(163.5)	**(117.0)**	(439.2)
Share of gain/(loss) of associates after taxation	**4.1**	43.8	21.1	**32.1**	(129.7)
(Loss)/ gain on foreign exchange	**(15.6)**	7.7	128.7	**(70.6)**	168.1
Loss on financial instruments	**(25.0)**	(54.7)	(5.1)	**(211.5)**	(126.8)
Share-based payments	**(120.9)**	(121.1)	(95.2)	**(362.1)**	(283.4)
Other	**(96.4)**	(25.3)	(41.4)	**(127.1)**	(113.9)
Exploration	**(126.9)**	(167.7)	(133.8)	**(427.4)**	(337.6)
Profit before taxation and exceptional items	**1,005.4**	1,981.5	2,555.7	**4,082.5**	3,787.9
Exceptional gain/(loss)	**22.3**	432.0	(203.1)	**1,121.1**	(93.7)
Profit before taxation	**1,027.7**	2,413.5	2,352.6	**5,203.6**	3,694.2
Mining and income taxation	**547.2**	831.4	943.3	**2,016.7**	1,696.3
- Normal taxation	**155.4**	403.6	536.4	**891.5**	792.8
- Royalties	**117.2**	107.5	97.6	**322.2**	243.2
- Deferred taxation	**274.6**	320.3	309.3	**803.0**	660.3
Net profit	**480.5**	1,582.1	1,409.3	**3,186.9**	1,997.9
Attributable to:					
- Owners of the parent	**315.7**	1,408.6	1,306.6	**2,731.5**	1,828.9
- Non-controlling interest	**164.8**	173.5	102.7	**455.4**	169.0
Exceptional items:					
Profit /(loss) on sale of investments	**24.4**	30.0	(213.6)	**783.1**	(212.9)
Profit on sale of assets	**0.9**	0.1	11.0	**2.0**	10.0
Restructuring costs	**(1.7)**	2.6	(0.5)	**(4.9)**	(22.2)
Insurance claim – South Deep	**-**	-	-	**-**	131.4
Gain on financial instrument	**-**	402.1	-	**402.1**	-
Impairment of investments	**(1.3)**	(2.8)	-	**(61.2)**	-
Total exceptional items	**22.3**	432.0	(203.1)	**1,121.1**	(93.7)
Taxation	**0.3**	(57.3)	(2.1)	**(171.6)**	(47.4)
Net exceptional items after taxation and minorities	**22.6**	374.7	(205.2)	**949.5**	(141.1)
Net earnings	**315.7**	1,408.6	1,306.6	**2,731.5**	1,828.9
Net earnings per share (cents)	**44**	200	195	**387**	275
Diluted earnings per share (cents)	**44**	198	193	**383**	268
Headline earnings	**292.0**	1,381.4	1,511.6	**2,125.0**	2,034.6
Headline earnings per share (cents)	**41**	196	225	**301**	305
Net earnings excluding gains and losses on foreign exchange, financial instruments, exceptional items and share of profit/(loss) of associates after taxation	**320.1**	1,021.9	1,368.9	**1,966.8**	2,031.5
Net earnings per share excluding gains and losses on foreign exchange, financial instruments, exceptional items and share of profit/(loss) of associates after taxation (cents)	**45**	145	204	**279**	305
Gold sold – managed kg	**27,405**	30,576	29,435	**88,731**	84,031
Gold price received R/kg	**265,641**	263,828	289,095	**256,533**	253,567
Total cash cost R/kg	**169,538**	147,648	150,301	**154,303**	152,500

Statement of comprehensive income

International Financial Reporting Standards Basis

	Quarter			Nine months to	
SOUTH AFRICAN RAND	**March 2010**	December 2009	March 2009	**March 2010**	March 2009
Net profit for the quarter	**480.5**	1,582.1	1,409.3	**3,186.9**	1,997.9
Other comprehensive (expenses)/ income, net of tax	**(556.1)**	587.6	1,026.9	**(921.7)**	1,011.1
Marked to market valuation of listed investments	**(134.0)**	(10.9)	990.5	**(342.2)**	(720.0)
Currency translation adjustments and other	**(430.7)**	608.9	31.5	**(668.0)**	1,635.9
Share of equity investee's other comprehensive income	**(0.1)**	0.7	4.9	**12.3**	95.2
Deferred taxation on marked to market valuation of listed investments	**8.7**	(11.1)	-	**76.2**	-
Total comprehensive income for the quarter	**(75.6)**	2,169.7	2,436.2	**2,265.2**	3,009.0
Attributable to:					
- Owners of the parent	**(234.9)**	1,979.0	2,335.0	**1,822.8**	2,809.9
- Non-controlling interest	**159.3**	190.7	101.2	**442.4**	199.1
	(75.6)	2,169.7	2,436.2	**2,265.2**	3,009.0

Income statement

International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

UNITED STATES DOLLARS	Quarter			Nine months to	
	March 2010	December 2009	March 2009	March 2010	March 2009
Revenue	971.2	1,075.6	868.5	2,995.1	2,326.1
Operating costs, net	627.6	613.0	453.0	1,832.5	1,439.1
- Operating costs	634.1	623.0	457.1	1,851.0	1,456.6
- Gold inventory change	(6.5)	(10.0)	(4.1)	(18.5)	(17.5)
Operating profit	343.6	462.6	415.5	1,162.6	887.0
Amortisation and depreciation	152.0	154.4	115.4	456.5	335.7
Net operating profit	191.6	308.2	300.1	706.1	551.3
Net interest paid	(5.9)	(3.2)	(16.5)	(15.4)	(47.9)
Share of gain/(loss) of associates after taxation	0.5	5.7	3.0	4.2	(14.2)
(Loss)/gain on foreign exchange	(2.1)	0.8	13.9	(9.3)	18.4
(Loss)/ gain on financial instruments	(3.4)	(7.5)	0.1	(27.8)	(13.8)
Share-based payments	(16.1)	(16.1)	(9.5)	(47.6)	(30.9)
Other	(12.7)	(3.3)	(4.1)	(16.7)	(12.4)
Exploration	(16.9)	(22.3)	(13.7)	(56.2)	(36.9)
Profit before taxation and exceptional items	135.0	262.3	273.3	537.3	413.6
Exceptional gain/(loss)	3.9	58.3	(22.7)	147.5	(10.2)
Profit before taxation	138.9	320.6	250.6	684.8	403.4
Mining and income taxation	73.3	110.5	99.4	265.4	185.2
- Normal taxation	21.1	53.7	57.4	117.3	86.6
- Royalties	15.6	14.3	9.9	42.4	26.5
- Deferred taxation	36.6	42.5	32.1	105.7	72.1
Net profit	65.6	210.1	151.2	419.4	218.2
Attributable to:					
- Owners of the parents	43.7	187.1	140.4	359.5	199.8
- Non-controlling interest	21.9	23.0	10.8	59.9	18.4
Exceptional items:					
Profit/(loss) on sale of investments	3.8	6.0	(23.3)	103.0	(23.2)
Profit on sale of assets	0.2	-	1.2	0.3	1.1
Restructuring costs	(0.2)	0.3	0.1	(0.6)	(2.4)
Insurance claim – South Deep	-	-	(0.7)	-	14.3
Gain on financial instrument	0.3	52.6	-	52.9	-
Impairment of investments	(0.2)	(0.6)	-	(8.1)	-
Total exceptional items	3.9	58.3	(22.7)	147.5	(10.2)
Taxation	(0.1)	(7.8)	-	(22.6)	(5.2)
Net exceptional items after taxation and minorities	3.8	50.5	(22.7)	124.9	(15.4)
Net earnings	43.7	187.1	140.4	359.5	199.8
Net earnings per share (cents)	6	27	21	51	30
Diluted earnings per share (cents)	6	26	21	50	29
Headline earnings	39.9	182.0	162.5	279.6	222.1
Headline earnings per share (cents)	6	26	24	40	33
Net earnings excluding gains and losses on foreign exchange, financial instruments, exceptional items and share of profit/(loss) of associates after taxation	43.5	135.4	146.3	258.8	221.8
Net earnings per share excluding gains and losses on foreign exchange, financial instruments, exceptional items and share of profit/(loss) of associates after taxation (cents)	6	20	21	37	33
South African rand/United States dollar conversion rate	7.50	7.49	9.93	7.60	9.16
South African rand/Australian dollar conversion rate	6.76	6.80	6.59	6.68	6.75
Gold sold – managed oz (000)	881	983	946	2,853	2,702
Gold price received US$/oz	1,102	1,096	906	1,050	861
Total cash cost US$/oz	703	613	471	631	518

Statement of comprehensive income

International Financial Reporting Standards Basis

UNITED STATES DOLLARS	Quarter			Nine months to	
	March 2010	December 2009	March 2009	March 2010	March 2009
Net profit for the quarter	65.6	210.1	151.2	419.4	218.2
Other comprehensive income/(expenses), net of tax	160.6	(138.0)	128.5	395.3	(773.1)
Marked to market valuation of listed investments	(17.9)	(1.9)	116.2	(45.1)	(78.6)
Currency translation adjustments and other	177.3	(134.9)	12.3	428.8	(704.8)
Share of equity investee's other comprehensive income	-	0.1	-	1.6	10.3
Deferred taxation on marked to market valuation of listed investments	1.2	(1.3)	-	10.0	-
Total comprehensive income/(expenses) for the quarter	226.2	72.1	279.7	814.7	(554.9)
Attributable to:					
- Owners of the parent	189.9	60.4	279.0	725.0	(509.7)
- Non-controlling interest	36.3	11.7	0.7	89.7	(45.2)
	226.2	72.1	279.7	814.7	(554.9)

Reconciliation of headline earnings with net earnings
International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

	SOUTH AFRICAN RAND			UNITED STATES DOLLARS		
	March 2010	December 2009	March 2009	March 2010	December 2009	March 2009
Net earnings	315.7	1,408.6	1,306.6	43.7	187.1	140.4
(Profit)/loss on sale of investments	(24.4)	(30.0)	213.6	(3.8)	(6.0)	23.3
Taxation effect on sale of investments	-	-	-	-	0.3	-
Profit on sale of assets	(0.9)	(0.1)	(11.0)	(0.2)	-	(1.2)
Taxation effect of profit on sale of assets	0.3	0.1	2.4	-	-	0.3
Impairment of investments and other	1.3	2.8	-	0.2	0.6	(0.3)
Headline earnings	292.0	1,381.4	1,511.6	39.9	182.0	162.5
Headline earnings per share – cents	41	196	225	6	26	24

Based on headline earnings as given above divided by 705,524,513 for March 2010 (705,213,542 for December 2009 and March 2009 – 669,602,482) being the weighted average number of ordinary shares in issue.

Balance sheet
International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

	SOUTH AFRICAN RAND		UNITED STATES DOLLARS	
	March 2010	June 2009	March 2010	June 2009
Property, plant and equipment	51,881.0	48,337.4	7,058.6	5,997.2
Goodwill	4,458.9	4,458.9	606.7	553.2
Non-current assets	936.6	886.7	127.4	110.0
Investments	1,398.9	2,970.8	190.3	368.6
Current assets	8,398.2	8,548.1	1,142.6	1,060.6
- Other current assets	5,573.3	5,744.2	758.3	712.7
- Cash and deposits	2,824.9	2,803.9	384.3	347.9
Total assets	67,073.6	65,201.9	9,125.6	8,089.6
Shareholders' equity	44,429.0	42,669.4	6,044.7	5,294.0
Deferred taxation	6,761.6	6,128.8	919.9	760.4
Long-term loans	3,815.2	6,334.3	519.1	785.9
Environmental rehabilitation provisions	2,338.0	2,267.9	318.1	281.4
Post-retirement health care provisions	21.8	20.5	3.0	2.5
Other long-term provisions	28.5	31.2	3.9	3.9
Current liabilities	9,679.5	7,749.8	1,316.9	961.5
- Other current liabilities	4,578.5	5,188.6	622.9	643.7
- Current portion of long-term loans	5,101.0	2,561.2	694.0	317.8
Total equity and liabilities	67,073.6	65,201.9	9,125.6	8,089.6
South African rand/US dollar conversion rate			7.35	8.06
South African rand/Australian dollar conversion rate			6.74	6.43

Debt maturity ladder

Figures are in millions unless otherwise stated

	F2010	F2011	F2012	F2013 to F2017	Total
Available loan facilities (committed and uncommitted), including preference shares and commercial paper					
Rand million	3,520.0	2,394.7	-	3,000.0	8,914.7
US dollar million	311.0	10.9	512.9	76.2	911.0
Dollar debt translated to rand	2,285.9	80.1	3,769.8	560.1	6,695.9
Total (R'm)	5,805.9	2,474.8	3,769.8	3,560.1	15,610.6
Utilisation – Loan facilities (committed and uncommitted), including preference shares and commercial paper					
Rand million	2,626.0	2,394.7	-	-	5,020.7
USdollar million	-	10.9	442.9	76.2	530.0
Dollar debt translated to rand	-	80.1	3,255.3	560.1	3,895.5
Total (R'm)	2,626.0	2,474.8	3,255.3	560.1	8,916.2
Long-term loans per balance sheet (R'm)					3,815.2
Current portion of long-term loans per balance sheet (R'm)					5,101.0
Total loans per balance sheet (R'm)					8,916.2

Exchange rate: US$1 = R7.35 being the closing rate at the end of the March 2010 quarter.

Condensed statement of changes in equity

International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

SOUTH AFRICAN RAND					
MARCH 2010 QUARTER	**Share capital and premium**	**Other reserves**	**Retained earnings**	**Non-controlling interest**	**Total equity**
Balance as at 31 December 2009	**31,503.5**	**(1,252.6)**	**11,727.9**	**2,746.4**	**44,725.2**
Total comprehensive (expenses)/income	-	(550.6)	315.7	159.3	**(75.6)**
Profit for the quarter	-	-	315.7	164.8	**480.5**
Other comprehensive expenses	-	(550.6)	-	(5.5)	**(556.1)**
Dividends paid	-	-	(353.0)	-	**(353.0)**
Share-based payments	-	120.9	-	-	**120.9**
Exercise of employee share options	11.5	-	-	-	**11.5**
Balance as at 31 March 2010	**31,515.0**	**(1,682.3)**	**11,690.6**	**2,905.7**	**44,429.0**

UNITED STATES DOLLARS					
MARCH 2010 QUARTER	**Share capital and premium**	**Other reserves**	**Retained earnings**	**Non-controlling interest**	**Total equity**
Balance as at 31 December 2009	**4,594.8**	**(708.3)**	**1,600.9**	**359.0**	**5,846.4**
Total comprehensive income	-	146.2	43.7	36.3	**226.2**
Profit for the quarter	-	-	43.7	21.9	**65.6**
Other comprehensive income	-	146.2	-	14.4	**160.6**
Dividends paid	-	-	(45.5)	-	**(45.5)**
Share-based payments	-	16.1	-	-	**16.1**
Exercise of employee share options	1.5	-	-	-	**1.5**
Balance as at 31 March 2010	**4,596.3**	**(546.0)**	**1,599.1**	**395.3**	**6,044.7**

SOUTH AFRICAN RAND					
MARCH 2009 QUARTER	**Share capital and premium**	**Other reserves**	**Retained earnings**	**Non-controlling interest**	**Total equity**
Balance as at 31 December 2008	**31,380.9**	**596.4**	**9,059.1**	**2,246.0**	**43,282.4**
Total comprehensive income	-	1,028.4	1,306.6	101.2	**2,436.2**
Profit for the quarter	-	-	1,306.6	102.7	**1,409.3**
Other comprehensive income/(expenses)	-	1,028.4	-	(1.5)	**1,026.9**
Dividends paid	-	-	(196.1)	-	**(196.1)**
Share-based payments	-	95.2	-	-	**95.2**
Transactions with minority interest	-	-	-	57.4	**57.4**
Exercise of employee share options	55.2	-	-	-	**55.2**
Balance as at 31 March 2009	**31,436.1**	**1,720.0**	**10,169.6**	**2,404.6**	**45,730.3**

UNITED STATES DOLLARS					
MARCH 2009 QUARTER	**Share capital and premium**	**Other reserves**	**Retained earnings**	**Non-controlling interest**	**Total equity**
Balance as at 31 December 2008	**4,580.4**	**(1,589.5)**	**1,266.0**	**233.0**	**4,489.9**
Total comprehensive income	-	138.6	140.4	0.7	**279.7**
Profit for the quarter	-	-	140.4	10.8	**151.2**
Other comprehensive income/(expenses)	-	138.6	-	(10.1)	**128.5**
Dividends paid	-	-	(19.3)	-	**(19.3)**
Share-based payments	-	9.5	-	-	**9.5**
Transactions with minority interest	-	-	-	17.8	**17.8**
Exercise of employee share options	5.9	-	-	-	**5.9**
Balance as at 31 March 2009	**4,586.3**	**(1,441.4)**	**1,387.1**	**251.5**	**4,783.5**

Cash flow statement
International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

	Quarter			Nine months to	
SOUTH AFRICAN RAND	**March 2010**	December 2009	March 2009	**March 2010**	March 2009
Cash flows from operating activities	**2,583.5**	2,105.1	2,947.2	**5,951.6**	4,702.6
Profit before tax and exceptional items	**1,005.4**	1,981.5	2,555.7	**4,082.5**	3,787.9
Exceptional items	**22.3**	432.0	(203.1)	**1,121.1**	(93.7)
Amortisation and depreciation	**1,139.3**	1,156.0	1,140.9	**3,469.1**	3,075.2
Change in working capital	**705.8**	(949.2)	(211.8)	**(750.0)**	(1,058.0)
Taxation paid	**(390.7)**	(123.4)	(445.2)	**(1,218.7)**	(1,490.3)
Other non-cash items	**101.4**	(391.8)	110.7	**(752.4)**	481.5
Dividends paid	**(353.0)**	-	(196.1)	**(917.1)**	(980.9)
Ordinary shareholders	**(353.0)**	-	(196.1)	**(917.1)**	(980.9)
Cash flows from investing activities	**(1,754.2)**	(2,008.1)	(1,449.8)	**(5,544.2)**	(5,707.9)
Capital expenditure – additions	**(1,871.8)**	(1,967.3)	(1,700.7)	**(5,585.4)**	(5,858.7)
Capital expenditure – proceeds on disposal	**0.8**	2.5	10.2	**6.3**	12.6
Royalty termination	**-**	-	-	**(1,998.9)**	-
Purchase of investments	**(47.3)**	(89.1)	46.9	**(433.7)**	(36.4)
Proceeds on the disposal of investments	**172.0**	52.7	200.0	**2,491.0**	200.0
Environmental and post-retirement health care payments	**(7.9)**	(6.9)	(6.2)	**(23.5)**	(25.4)
Cash flows from financing activities	**577.8**	(631.2)	94.4	**590.6**	2,360.7
Loans received	**2,662.0**	3,800.0	4,947.4	**9,831.4**	9,067.8
Loans repaid	**(2,095.7)**	(4,455.9)	(4,972.8)	**(9,290.2)**	(6,838.8)
Minority shareholders loans received	**-**	-	64.6	**-**	64.6
Shares issued	**11.5**	24.7	55.2	**49.4**	67.1
Net cash inflow/(outflow)	**1,054.1**	(534.2)	1,395.7	**80.9**	374.5
Translation adjustment	**(57.4)**	84.6	87.6	**(59.9)**	155.1
Cash at beginning of period	**1,828.2**	2,277.8	1,053.6	**2,803.9**	2,007.3
Cash at end of period	**2,824.9**	1,828.2	2,536.9	**2,824.9**	2,536.9

	Quarter			Nine months to	
UNITED STATES DOLLARS	**March 2010**	December 2009	March 2009	**March 2010**	March 2009
Cash flows from operating activities	**344.8**	279.2	328.1	**789.3**	513.5
Profit before tax and exceptional items	**135.0**	262.3	273.3	**537.3**	413.6
Exceptional items	**3.9**	58.3	(22.7)	**147.5**	(10.2)
Amortisation and depreciation	**152.0**	154.4	115.4	**456.5**	335.7
Change in working capital	**91.6**	(125.5)	(19.1)	**(98.7)**	(115.5)
Taxation paid	**(50.3)**	(17.8)	(29.2)	**(154.3)**	(162.7)
Other non-cash items	**12.6**	(52.5)	10.4	**(99.0)**	52.6
Dividends paid	**(45.5)**	-	(19.3)	**(118.1)**	(121.2)
Ordinary shareholders	**(45.5)**	-	(19.3)	**(118.1)**	(121.2)
Cash flows from investing activities	**(234.1)**	(267.9)	(140.2)	**(721.0)**	(625.2)
Capital expenditure – additions	**(249.5)**	(262.1)	(166.0)	**(734.9)**	(639.6)
Capital expenditure – proceeds on disposal	**0.1**	0.3	1.1	**0.8**	1.4
Royalty termination	**-**	-	-	**(257.1)**	-
Purchase of investments	**(6.5)**	(12.4)	3.5	**(56.1)**	(6.0)
Proceeds on the disposal of investments	**22.9**	7.1	21.8	**329.4**	21.8
Environmental and post-retirement health care payments	**(1.1)**	(0.8)	(0.6)	**(3.1)**	(2.8)
Cash flows from financing activities	**77.5**	(83.2)	11.5	**62.5**	307.9
Loans received	**354.9**	509.1	496.9	**1,297.0**	1,004.4
Loans repaid	**(278.9)**	(595.6)	(498.0)	**(1,241.0)**	(710.5)
Minority shareholders loans received	**-**	-	6.7	**-**	6.7
Shares issued	**1.5**	3.3	5.9	**6.5**	7.3
Net cash inflow/(outflow)	**142.7**	(71.9)	180.1	**12.7**	75.0
Translation adjustment	**2.6**	1.8	(24.0)	**23.7**	(60.5)
Cash at beginning of period	**239.0**	309.1	109.3	**347.9**	250.9
Cash at end of period	**384.3**	239.0	265.4	**384.3**	265.4

Hedging / Derivatives

The Group's policy is to remain unhedged to the gold price. However, hedges are sometimes undertaken on a project specific basis as follows:

- to protect cash flows at times of significant expenditure;
- for specific debt servicing requirements; and
- to safeguard the viability of higher cost operations.

Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.

Gold Fields has various currency financial instruments – those outstanding at 31 March 2010 are described below.

South Africa forward cover contracts*

South African rand forward cover contracts were taken out to cover commitments of the South African operations in various currencies. Outstanding at the end of March 2010 were the following contracts:

- US$/ZAR - US$15 million in total, with a negative marked to market value of US$1 million.

Diesel financial instruments*

Ghana
The West African operations had 18 million litres of Asian style ICE Gasoil call options remaining at the end of December 2009 with a strike price of US$0.90 per litre, which equates to a Brent crude price of approximately US$92 per barrel, with final expiry on 28 February 2010. These options were closed out on expiry at a negligible gain.

Australia
The Australian operations had 8 million litres of Asian style Singapore 0.5 Gasoil call options remaining at the end of December 2009 with a strike price of US$0.9128 per litre, with a final expiry on 28 February 2010. These options were closed out on expiry at a negligible loss.

Copper financial instruments*

Peru
During June 2009, 8,705 tons or approximately 50 per cent of Cerro Corona's expected copper production for financial 2010 was sold forward for monthly deliveries, starting on 24 June 2009 to 23 June 2010. The average forward price for the monthly deliveries is US$5,001 per ton. An additional 8,705 tons of Cerro Corona's expected copper production for financial 2010 was hedged by means of a zero cost collar, guaranteeing a minimum price of US$4,600 per ton with full participation up to a maximum price of US$5,400 per ton. The marked to market value of the remaining 1,890 tons sold forward and the remaining 1,890 tons under the zero cost collar outstanding at the end of March 2010 was negative by US$8 million.

* Do not qualify for hedge accounting and will be accounted for as derivative financial instruments in the income statement.

Operating and financial results

SOUTH AFRICAN RAND		Total Mine Operations	South Africa Region				
			Total	Driefontein	Kloof	Beatrix	South Deep
Operating Results							
Ore milled/treated (000 tons)	**March 2010**	**14,263**	**3,580**	**1,402**	**1,028**	**726**	**424**
	December 2009	14,017	3,833	1,548	1,073	817	395
	Financial year to date	41,839	11,184	4,490	3,142	2,334	1,218
Yield (grams per ton)	**March 2010**	**1.9**	**3.4**	**3.3**	**3.3**	**3.5**	**4.2**
	December 2009	2.2	4.2	3.8	4.6	4.1	5.6
	Financial year to date	2.1	4.0	3.6	4.2	4.0	5.0
Gold produced (kilograms)	**March 2010**	**27,391**	**12,297**	**4,575**	**3,344**	**2,577**	**1,801**
	December 2009	30,529	16,257	5,825	4,887	3,318	2,227
	Financial year to date	88,652	44,940	16,293	13,255	9,332	6,060
Gold sold (kilograms)	**March 2010**	**27,405**	**12,297**	**4,575**	**3,344**	**2,577**	**1,801**
	December 2009	30,576	16,257	5,825	4,887	3,318	2,227
	Financial year to date	88,731	44,940	16,293	13,255	9,332	6,060
Gold price received (Rand per kilogram)	**March 2010**	**265,641**	**266,813**	**267,016**	**266,477**	**267,055**	**266,574**
	December 2009	263,828	263,400	262,747	262,983	264,527	264,347
	Financial year to date	256,533	255,972	255,889	255,383	256,344	256,914
Total cash cost (Rand per kilogram)	**March 2010**	**169,538**	**214,467**	**195,650**	**237,978**	**206,092**	**230,594**
	December 2009	147,648	165,707	154,678	169,306	167,722	183,655
	Financial year to date	154,303	177,899	166,077	184,172	177,647	196,353
Notional cash expenditure (Rand per kilogram)	**March 2010**	**241,860**	**310,490**	**258,907**	**327,482**	**274,466**	**461,521**
	December 2009	216,830	242,050	208,103	233,804	220,766	380,647
	Financial year to date	221,417	257,490	222,120	251,241	233,691	402,904
Operating costs (Rand per ton)	**March 2010**	**334**	**763**	**660**	**808**	**758**	**1,007**
	December 2009	333	730	606	804	705	1,066
	Financial year to date	336	742	627	809	736	1,007
Financial Results (Rand million)							
Revenue	**March 2010**	**7,279.9**	**3,281.0**	**1,221.6**	**891.1**	**688.2**	**480.1**
	December 2009	8,066.9	4,282.1	1,530.5	1,285.2	877.7	588.7
	Financial year to date	22,762.6	11,503.4	4,169.2	3,385.1	2,392.2	1,556.9
Operating costs, net	**March 2010**	**4,709.8**	**2,732.8**	**925.0**	**830.5**	**550.2**	**427.1**
	December 2009	4,589.0	2,798.2	938.2	862.7	576.1	421.2
	Financial year to date	13,927.4	8,299.4	2,813.3	2,541.4	1,717.7	1,227.0
- Operating costs	**March 2010**	**4,758.3**	**2,732.8**	**925.0**	**830.5**	**550.2**	**427.1**
	December 2009	4,665.4	2,798.2	938.2	862.7	576.1	421.2
	Financial year to date	14,067.8	8,299.4	2,813.3	2,541.4	1,717.7	1,227.0
- Gold inventory change	**March 2010**	**(48.5)**	**-**	**-**	**-**	**-**	**-**
	December 2009	(76.4)	-	-	-	-	-
	Financial year to date	(140.4)	-	-	-	-	-
Operating profit	**March 2010**	**2,570.1**	**548.2**	**296.6**	**60.6**	**138.0**	**53.0**
	December 2009	3,477.9	1,483.9	592.3	422.5	301.6	167.5
	Financial year to date	8,835.2	3,204.0	1,355.9	843.7	674.5	329.9
Amortisation of mining assets	**March 2010**	**1,105.0**	**536.2**	**139.1**	**167.0**	**118.3**	**111.8**
	December 2009	1,120.2	612.7	147.1	208.1	143.0	114.5
	Financial year to date	3,363.9	1,755.3	431.7	590.8	404.8	328.0
Net operating profit	**March 2010**	**1,465.1**	**12.0**	**157.5**	**(106.4)**	**19.7**	**(58.8)**
	December 2009	2,357.7	871.2	445.2	214.4	158.6	53.0
	Financial year to date	5,471.3	1,448.7	924.2	252.9	269.7	1.9
Other (expenses)/income	**March 2010**	**(225.7)**	**(105.7)**	**(14.0)**	**(21.1)**	**(12.1)**	**(58.5)**
	December 2009	(235.0)	(100.7)	(26.9)	(21.5)	(12.6)	(39.7)
	Financial year to date	(758.8)	(283.7)	(63.8)	(58.9)	(33.7)	(127.3)
Profit/(loss) before taxation	**March 2010**	**1,239.4**	**(93.7)**	**143.5**	**(127.5)**	**7.6**	**(117.3)**
	December 2009	2,122.7	770.5	418.3	192.9	146.0	13.3
	Financial year to date	4,712.5	1,165.0	860.4	194.0	236.0	(125.4)
Mining and income taxation	**March 2010**	**542.6**	**1.7**	**38.7**	**3.6**	**6.4**	**(47.0)**
	December 2009	758.3	252.6	146.1	45.7	55.5	5.3
	Financial year to date	1,801.8	418.7	280.7	90.6	97.7	(50.3)
- Normal taxation	**March 2010**	**139.8**	**(21.9)**	**(16.9)**	**(4.8)**	**(0.2)**	**-**
	December 2009	343.5	118.7	100.8	17.6	0.3	-
	Financial year to date	658.0	137.4	119.5	16.9	1.0	-
- Royalties	**March 2010**	**117.2**	**12.9**	**9.3**	**1.4**	**1.3**	**0.9**
	December 2009	107.5	-	-	-	-	-
	Financial year to date	322.2	12.9	9.3	1.4	1.3	0.9
- Deferred taxation	**March 2010**	**285.6**	**10.7**	**46.3**	**7.0**	**5.3**	**(47.9)**
	December 2009	307.3	133.9	45.3	28.1	55.2	5.3
	Financial year to date	821.6	268.4	151.9	72.3	95.4	(51.2)
Profit/(loss) before exceptional items	**March 2010**	**696.8**	**(95.4)**	**104.8**	**(131.1)**	**1.2**	**(70.3)**
	December 2009	1,364.4	517.9	272.2	147.2	90.5	8.0
	Financial year to date	2,910.7	746.3	579.7	103.4	138.3	(75.1)
Exceptional items	**March 2010**	**(0.9)**	**(0.9)**	**-**	**-**	**0.8**	**(1.7)**
	December 2009	3.5	3.4	1.0	2.4	-	-
	Financial year to date	(0.6)	(0.8)	1.8	1.9	(2.8)	(1.7)
Net profit/(loss)	**March 2010**	**695.9**	**(96.3)**	**104.8**	**(131.1)**	**2.0**	**(72.0)**
	December 2009	1,367.9	521.3	273.2	149.6	90.5	8.0
	Financial year to date	2,910.1	745.5	581.5	105.3	135.5	(76.8)
Net profit/(loss) excluding gains and losses on foreign exchange, financial instruments and exceptional items	**March 2010**	**713.5**	**(96.1)**	**104.8**	**(131.1)**	**1.2**	**(71.0)**
	December 2009	1,398.4	519.2	272.6	148.1	90.5	8.0
	Financial year to date	3,058.8	745.6	580.4	104.1	136.9	(75.8)
Capital expenditure	**March 2010**	**1,866.5**	**1,085.3**	**259.5**	**264.6**	**157.1**	**404.1**
	December 2009	1,954.2	1,136.8	274.0	279.9	156.4	426.5
	Financial year to date	5,561.3	3,272.2	805.7	788.8	463.1	1,214.6

Operating and financial results

SOUTH AFRICAN RAND		West Africa Region			South America Region	Australasia Region#		
		Ghana			Peru	Australia		
		Total	Tarkwa	Damang	Cerro Corona	Total	St Ives	Agnew
Operating Results								
Ore milled/treated (000 tons)	**March 2010**	**7,296**	**5,942**	**1,354**	**1,554**	**1,833**	**1,619**	**214**
	December 2009	6,574	5,452	1,122	1,564	2,046	1,796	250
	Financial year to date	20,227	16,524	3,703	4,656	5,772	5,073	699
Yield (grams per ton)	**March 2010**	**1.0**	**0.9**	**1.2**	**2.2**	**2.5**	**2.1**	**5.9**
	December 2009	1.0	1.0	1.3	2.0	2.2	1.7	5.8
	Financial year to date	1.0	1.0	1.3	2.0	2.4	1.9	5.9
Gold produced (kilograms)	**March 2010**	**7,054**	**5,374**	**1,680**	**3,428**	**4,612**	**3,342**	**1,270**
	December 2009	6,773	5,369	1,404	3,062	4,437	2,982	1,455
	Financial year to date	20,873	16,189	4,684	9,242	13,597	9,443	4,154
Gold sold (kilograms)	**March 2010**	**7,054**	**5,374**	**1,680**	**3,442**	**4,612**	**3,342**	**1,270**
	December 2009	6,773	5,369	1,404	3,109	4,437	2,982	1,455
	Financial year to date	20,873	16,189	4,684	9,321	13,597	9,443	4,154
Gold price received (Rand per kilogram)	**March 2010**	**268,599**	**268,013**	**270,476**	**256,450**	**264,853**	**264,692**	**265,276**
	December 2009	265,303	266,288	261,538	262,432	264,142	263,380	265,704
	Financial year to date	258,655	258,849	257,985	254,393	256,608	256,783	256,211
Total cash cost (Rand per kilogram)	**March 2010**	**141,877**	**136,156**	**160,179**	**73,068**	**164,050**	**176,361**	**131,654**
	December 2009	126,369	118,719	155,627	90,897	153,730	174,413	111,340
	Financial year to date	132,453	125,208	157,494	83,392	158,469	175,432	119,909
Notional cash expenditure (Rand per kilogram)	**March 2010**	**188,730**	**188,742**	**188,690**	**128,238**	**224,588**	**239,707**	**184,803**
	December 2009	178,459	175,321	190,456	148,530	230,133	251,140	187,079
	Financial year to date	179,232	179,153	179,505	141,625	221,188	238,960	180,790
Operating costs (Rand per ton)	**March 2010**	**134**	**122**	**187**	**166**	**431**	**381**	**810**
	December 2009	135	122	195	174	347	299	689
	Financial year to date	138	126	189	165	384	337	727
Financial Results (Rand million)								
Revenue	**March 2010**	**1,894.7**	**1,440.3**	**454.4**	**882.7**	**1,221.5**	**884.6**	**336.9**
	December 2009	1,796.9	1,429.7	367.2	815.9	1,172.0	785.4	386.6
	Financial year to date	5,398.9	4,190.5	1,208.4	2,371.2	3,489.1	2,424.8	1,064.3
Operating costs, net	**March 2010**	**987.0**	**724.0**	**263.0**	**253.9**	**736.1**	**566.4**	**169.7**
	December 2009	824.0	611.9	212.1	276.7	690.1	532.2	157.9
	Financial year to date	2,713.7	1,993.1	720.6	772.0	2,142.3	1,643.4	498.9
- Operating costs	**March 2010**	**978.6**	**725.5**	**253.1**	**257.5**	**789.4**	**616.1**	**173.3**
	December 2009	885.9	667.2	218.7	271.8	709.5	537.2	172.3
	Financial year to date	2,783.8	2,082.5	701.3	768.1	2,216.5	1,708.0	508.5
- Gold inventory change	**March 2010**	**8.4**	**(1.5)**	**9.9**	**(3.6)**	**(53.3)**	**(49.7)**	**(3.6)**
	December 2009	(61.9)	(55.3)	(6.6)	4.9	(19.4)	(5.0)	(14.4)
	Financial year to date	(70.1)	(89.4)	19.3	3.9	(74.2)	(64.6)	(9.6)
Operating profit	**March 2010**	**907.7**	**716.3**	**191.4**	**628.8**	**485.4**	**318.2**	**167.2**
	December 2009	972.9	817.8	155.1	539.2	481.9	253.2	228.7
	Financial year to date	2,685.2	2,197.4	487.8	1,599.2	1,346.8	781.4	565.4
Amortisation of mining assets	**March 2010**	**234.1**	**204.3**	**29.8**	**103.0**	**231.7**		
	December 2009	228.5	198.6	29.9	98.2	180.8		
	Financial year to date	679.0	589.7	89.3	309.9	619.7		
Net operating profit	**March 2010**	**673.6**	**512.0**	**161.6**	**525.8**	**253.7**		
	December 2009	744.4	619.2	125.2	441.0	301.1		
	Financial year to date	2,006.2	1,607.7	398.5	1,289.3	727.1		
Other (expenses)/income	**March 2010**	**(30.0)**	**(24.4)**	**(5.6)**	**(68.4)**	**(21.6)**		
	December 2009	(21.8)	(14.1)	(7.7)	(104.4)	(8.1)		
	Financial year to date	(72.7)	(54.6)	(18.1)	(367.5)	(34.9)		
Profit/(loss) before taxation	**March 2010**	**643.6**	**487.6**	**156.0**	**457.4**	**232.1**		
	December 2009	722.6	605.1	117.5	336.6	293.0		
	Financial year to date	1,933.5	1,553.1	380.4	921.8	692.2		
Mining and income taxation	**March 2010**	**229.0**	**172.3**	**56.7**	**219.8**	**92.1**		
	December 2009	247.1	204.4	42.7	147.5	111.1		
	Financial year to date	673.7	534.7	139.0	436.8	272.6		
- Normal taxation	**March 2010**	**118.4**	**84.0**	**34.4**	**43.3**	**-**		
	December 2009	102.8	74.7	28.1	122.0	-		
	Financial year to date	274.7	179.7	95.0	245.9	-		
- Royalties	**March 2010**	**61.6**	**47.5**	**14.1**	**13.7**	**29.0**		
	December 2009	53.9	42.9	11.0	24.3	29.3		
	Financial year to date	166.7	130.0	36.7	57.3	85.3		
- Deferred taxation	**March 2010**	**49.0**	**40.8**	**8.2**	**162.8**	**63.1**		
	December 2009	90.4	86.8	3.6	1.2	81.8		
	Financial year to date	232.3	225.0	7.3	133.6	187.3		
Profit/(loss) before exceptional items	**March 2010**	**414.6**	**315.3**	**99.3**	**237.6**	**140.0**		
	December 2009	475.5	400.7	74.8	189.1	181.9		
	Financial year to date	1,259.8	1,018.4	241.4	485.0	419.6		
Exceptional items	**March 2010**	**-**	**-**	**-**	**-**	**-**		
	December 2009	-	-	-	0.1	-		
	Financial year to date	-	-	-	0.2	-		
Net profit/(loss)	**March 2010**	**414.6**	**315.3**	**99.3**	**237.6**	**140.0**		
	December 2009	475.5	400.7	74.8	189.2	181.9		
	Financial year to date	1,259.8	1,018.4	241.4	485.2	419.6		
Net profit/(loss) excluding gains and losses on foreign exchange, financial instruments and exceptional items	**March 2010**	**414.6**	**315.3**	**99.3**	**250.5**	**144.5**		
	December 2009	476.8	401.9	74.9	224.0	178.4		
	Financial year to date	1,262.2	1,020.7	241.5	631.1	419.9		
Capital expenditure	**March 2010**	**352.7**	**288.8**	**63.9**	**182.1**	**246.4**	**185.0**	**61.4**
	December 2009	322.8	274.1	48.7	183.0	311.6	211.7	99.9
	Financial year to date	957.3	817.8	139.5	540.8	791.0	548.5	242.5

As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew based on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.

Operating and financial results

UNITED STATES DOLLARS		Total Mine Operations	South Africa Region				
			Total	Driefontein	Kloof	Beatrix	South Deep
Operating Results							
Ore milled/treated (000 tons)	March 2010	14,263	3,580	1,402	1,028	726	424
	December 2009	14,017	3.833	1,548	1,073	817	395
	Financial year to date	41,839	11,184	4,490	3,142	2,334	1,218
Yield (ounces per ton)	March 2010	0.062	0.110	0.105	0.105	0.114	0.137
	December 2009	0.070	0.136	0.121	0.146	0.131	0.181
	Financial year to date	0.068	0.129	0.117	0.136	0.129	0.160
Gold produced (000 ounces)	March 2010	880.2	395.4	147.1	107.5	82.9	57.9
	December 2009	982.1	522.7	187.3	157.1	106.7	71.6
	Financial year to date	2,850.2	1,444.9	523.8	426.2	300.0	194.8
Gold sold (000 ounces)	March 2010	880.6	395.4	147.1	107.5	82.9	57.9
	December 2009	983.6	522.7	187.3	157.1	106.7	71.6
	Financial year to date	2,852.8	1,444.9	523.8	426.2	300.0	194.8
Gold price received (dollars per ounce)	March 2010	1,102	1,107	1,107	1,105	1,108	1,106
	December 2009	1,096	1,094	1,091	1,092	1,098	1,098
	Financial year to date	1,050	1,048	1,047	1,045	1,049	1,051
Total cash cost (dollars per ounce)	March 2010	703	889	811	987	855	956
	December 2009	613	688	642	703	696	763
	Financial year to date	631	728	680	754	727	804
Notional cash expenditure (dollars per ounce)	March 2010	1,003	1,288	1,074	1,358	1,138	1,914
	December 2009	900	1,005	864	971	917	1,581
	Financial year to date	906	1,054	909	1,028	956	1,649
Operating costs (dollars per ton)	March 2010	44	102	88	108	101	134
	December 2009	44	97	81	107	94	142
	Financial year to date	44	98	82	106	97	133
Financial Results ($ million)							
Revenue	March 2010	971.2	438.8	163.3	119.4	92.0	64.1
	December 2009	1,075.6	570.9	204.1	171.4	117.1	78.3
	Financial year to date	2,995.1	1,513.6	548.6	445.4	314.8	204.9
Operating costs, net	March 2010	627.6	364.4	123.4	110.7	73.4	56.9
	December 2009	613.0	373.6	125.3	115.2	77.0	56.1
	Financial year to date	1,832.5	1,092.0	370.2	334.4	226.0	161.4
- Operating costs	March 2010	634.1	364.4	123.4	110.7	73.4	56.9
	December 2009	623.0	373.6	125.3	115.2	77.0	56.1
	Financial year to date	1,851.0	1,092.0	370.2	334.4	226.0	161.4
- Gold inventory change	March 2010	(6.5)	-	-	-	-	-
	December 2009	(10.0)	-	-	-	-	-
	Financial year to date	(18.5)	-	-	-	-	-
Operating profit	March 2010	343.6	74.4	39.9	8.7	18.6	7.2
	December 2009	462.6	197.3	78.8	56.3	40.1	22.2
	Financial year to date	1,162.6	421.6	178.4	111.0	88.7	43.4
Amortisation of mining assets	March 2010	147.4	71.6	18.6	22.4	15.8	14.9
	December 2009	149.7	81.8	19.6	27.8	19.1	15.3
	Financial year to date	442.6	231.0	56.8	77.7	53.3	43.2
Net operating profit	March 2010	196.2	2.8	21.3	(13.7)	2.8	(7.6)
	December 2009	312.9	115.5	59.1	28.4	21.0	6.9
	Financial year to date	720.0	190.6	121.6	33.3	35.5	0.3
Other (expenses)/income	March 2010	(30.1)	(13.9)	(1.9)	(2.8)	(1.6)	(7.7)
	December 2009	(31.5)	(13.4)	(3.6)	(2.9)	(1.7)	(5.3)
	Financial year to date	(99.8)	(37.3)	(8.4)	(7.8)	(4.4)	(16.8)
Profit/(loss) before taxation	March 2010	166.1	(11.1)	19.4	(16.4)	1.2	(15.4)
	December 2009	281.4	102.1	55.5	25.6	19.3	1.7
	Financial year to date	620.2	153.3	113.2	25.5	31.1	(16.5)
Mining and income taxation	March 2010	72.8	0.6	5.3	0.5	1.0	(6.2)
	December 2009	100.0	33.5	19.4	6.1	7.4	0.7
	Financial year to date	237.1	55.1	36.9	11.9	12.9	(6.6)
- Normal taxation	March 2010	18.8	(2.7)	(2.1)	(0.6)	-	-
	December 2009	45.4	15.6	13.3	2.3	-	-
	Financial year to date	86.6	18.1	15.7	2.2	0.1	-
- Royalties	March 2010	15.8	1.7	1.2	0.2	0.2	0.1
	December 2009	14.2	-	-	-	-	-
	Financial year to date	42.4	1.7	1.2	0.2	0.2	0.1
- Deferred taxation	March 2010	38.1	1.6	6.2	1.0	0.8	(6.3)
	December 2009	40.5	17.9	6.1	3.8	7.3	0.7
	Financial year to date	108.1	35.3	20.0	9.5	12.6	(6.7)
Profit/(loss) before exceptional items	March 2010	93.3	(11.7)	14.2	(17.0)	0.2	(9.1)
	December 2009	181.3	68.6	36.2	19.5	12.0	1.0
	Financial year to date	383.2	98.2	76.3	13.6	18.2	(9.9)
Exceptional items	March 2010	(0.1)	(0.1)	-	-	0.1	(0.2)
	December 2009	0.4	0.4	0.1	0.3	-	-
	Financial year to date	(0.1)	(0.1)	0.2	0.3	(0.4)	(0.2)
Net profit/(loss)	March 2010	93.2	(11.8)	14.2	(16.9)	0.3	(9.4)
	December 2009	181.7	69.1	36.3	19.8	12.0	1.0
	Financial year to date	383.0	98.1	76.5	13.9	17.8	(10.1)
Net profit/(loss) excluding gains and losses on foreign exchange, financial instruments and exceptional items	March 2010	96.7	(11.9)	14.2	(17.0)	0.2	(9.3)
	December 2009	184.7	68.8	36.2	19.6	12.0	1.0
	Financial year to date	402.5	98.1	76.4	13.7	18.0	(10.0)
Capital expenditure	March 2010	248.8	144.7	34.6	35.2	20.9	53.9
	December 2009	260.4	151.6	36.6	37.3	20.9	56.8
	Financial year to date	731.8	430.6	106.0	103.8	60.9	159.8

Average exchange rates were US$1 = R7.50 and US$1 = R7.49 for the March 2010 and December 2009 quarters respectively.
The Australian dollar exchange rates were A$1 = R6.76 and A$1 = R6.80 for the March 2010 and December 2009 quarters respectively.

Operating and financial results

UNITED STATES DOLLARS		West Africa Region			South America Region	Australasia Region			AUSTRALIAN DOLLARS		
		Ghana			Peru	Australia #			Australasia Region #		
		Total	Tarkwa	Damang	Cerro Corona	Total	St Ives	Agnew	Total	St Ives	Agnew
Operating Results											
Ore milled/treated (000 tons)	March 2010	7,296	5,942	1,354	1,554	1,833	1,619	214	1,833	1,619	214
	December 2009	6,574	5,452	1,122	1,564	2,046	1,796	250	2,046	1,796	250
	Financial year to date	20,227	16,524	3,703	4,656	5,772	5,073	699	5,772	5,073	699
Yield (ounces per ton)	March 2010	0.031	0.029	0.040	0.071	0.081	0.066	0.190	0.081	0.066	0.190
	December 2009	0.033	0.032	0.040	0.063	0.070	0.053	0.188	0.070	0.053	0.188
	Financial year to date	0.033	0.031	0.041	0.064	0.076	0.060	0.191	0.076	0.060	0.191
Gold produced (000 ounces)	March 2010	226.5	172.6	53.8	110.2	148.1	107.3	40.7	148.1	107.3	40.7
	December 2009	218.1	172.8	45.3	98.4	142.9	96.0	46.9	142.9	96.0	46.9
	Financial year to date	671.1	520.5	150.6	297.1	437.2	303.6	133.6	437.2	303.6	133.6
Gold sold (000 ounces)	March 2010	226.5	172.6	53.8	110.7	148.1	107.3	40.7	148.1	107.3	40.7
	December 2009	218.1	172.8	45.3	99.9	142.9	96.0	46.9	142.9	96.0	46.9
	Financial year to date	671.1	520.5	150.6	299.7	437.2	303.6	133.6	437.2	303.6	133.6
Gold price received (dollars per ounce)	March 2010	1,114	1,111	1,122	1,064	1,098	1,098	1,100	1,219	1,218	1,221
	December 2009	1,102	1,106	1,086	1,090	1,097	1,094	1,103	1,208	1,205	1,215
	Financial year to date	1,059	1,059	1,056	1,041	1,050	1,051	1,049	1,195	1,196	1,193
Total cash cost (dollars per ounce)	March 2010	589	565	667	303	681	732	547	755	811	606
	December 2009	524	492	643	378	637	724	461	703	798	509
	Financial year to date	542	512	645	341	649	718	491	738	817	558
Notional cash expenditure (dollars per ounce)	March 2010	783	783	783	532	931	994	766	1,033	1,103	850
	December 2009	741	728	791	617	956	1,043	777	1,053	1,149	856
	Financial year to date	734	733	735	580	905	978	740	1,030	1,113	842
Operating costs (dollars per ton)	March 2010	18	16	25	22	57	51	108	64	56	120
	December 2009	18	16	26	23	46	40	92	51	44	101
	Financial year to date	18	17	25	22	51	44	96	57	50	109
Financial Results ($ million)											
Revenue	March 2010	252.4	191.9	60.4	117.4	162.7	117.7	45.0	180.8	131.0	49.8
	December 2009	239.7	190.6	49.1	108.6	156.3	104.8	51.5	172.7	115.7	57.0
	Financial year to date	710.4	551.4	159.0	312.0	459.1	319.1	140.0	522.3	363.0	159.3
Operating costs, net	March 2010	131.3	96.3	35.0	33.9	98.1	75.5	22.6	108.9	83.8	25.1
	December 2009	110.3	81.9	28.4	36.9	92.2	71.1	21.1	101.4	78.3	23.2
	Financial year to date	357.1	262.3	94.8	101.6	281.9	216.2	65.6	320.7	246.0	74.7
- Operating costs	March 2010	130.3	96.6	33.7	34.3	105.1	82.0	23.1	116.8	91.2	25.6
	December 2009	118.4	89.2	29.2	36.2	94.8	71.8	23.0	104.4	79.0	25.4
	Financial year to date	366.3	274.0	92.3	101.1	291.6	224.7	66.9	331.8	255.7	76.1
- Gold inventory change	March 2010	1.0	(0.3)	1.3	(0.4)	(7.0)	(6.5)	(0.4)	(8.0)	(7.4)	(0.5)
	December 2009	(8.1)	(7.3)	(0.8)	0.6	(2.5)	(0.7)	(1.9)	(2.9)	(0.7)	(2.2)
	Financial year to date	(9.2)	(11.8)	2.5	0.5	(9.8)	(8.5)	(1.3)	(11.1)	(9.7)	(1.4)
Operating profit	March 2010	121.0	95.6	25.4	83.5	64.6	42.3	22.3	71.9	47.2	24.7
	December 2009	129.5	108.8	20.7	71.7	64.1	33.7	30.4	71.3	37.4	33.9
	Financial year to date	353.3	289.1	64.2	210.4	177.2	102.8	74.4	201.6	117.0	84.6
Amortisation of mining assets	March 2010	31.2	27.2	4.0	13.8	30.8			34.3		
	December 2009	30.5	26.5	4.0	13.1	24.2			26.5		
	Financial year to date	89.3	77.6	11.8	40.8	81.5			92.8		
Net operating profit	March 2010	89.9	68.4	21.5	69.7	33.7			37.6		
	December 2009	99.0	82.3	16.7	58.6	39.8			44.7		
	Financial year to date	264.0	211.5	52.4	169.6	95.7			108.8		
Other (expenses)/income	March 2010	(4.0)	(3.2)	(0.8)	(9.3)	(2.9)			(3.2)		
	December 2009	(2.9)	(1.9)	(1.0)	(14.2)	(1.0)			(1.2)		
	Financial year to date	(9.6)	(7.2)	(2.4)	(48.4)	(4.6)			(5.2)		
Profit/(loss) before taxation	March 2010	85.9	65.2	20.7	60.4	30.8			34.4		
	December 2009	96.1	80.4	15.7	44.4	38.8			43.5		
	Financial year to date	254.4	204.4	50.1	121.3	91.1			103.6		
Mining and income taxation	March 2010	30.5	23.1	7.4	29.1	12.6			13.6		
	December 2009	32.9	27.2	5.7	19.5	14.2			16.5		
	Financial year to date	88.6	70.4	18.3	57.5	35.9			40.8		
- Normal taxation	March 2010	15.7	11.2	4.5	5.8	-			-		
	December 2009	13.6	9.8	3.8	16.2	-			-		
	Financial year to date	36.1	23.6	12.5	32.4	-			-		
- Royalties	March 2010	8.2	6.3	1.8	1.9	4.1			4.3		
	December 2009	7.2	5.7	1.5	3.2	3.7			4.3		
	Financial year to date	21.9	17.1	4.8	7.5	11.2			12.8		
- Deferred taxation	March 2010	6.6	5.6	1.0	21.4	8.6			9.3		
	December 2009	12.1	11.6	0.5	0.1	10.5			12.2		
	Financial year to date	30.6	29.6	1.0	17.6	24.6			28.0		
Profit/(loss) before exceptional items	March 2010	55.4	42.1	13.3	31.4	18.2			20.8		
	December 2009	63.2	53.2	10.0	24.9	24.6			27.1		
	Financial year to date	165.8	134.0	31.8	63.8	55.2			62.8		
Exceptional items	March 2010	-	-	-	-	-			-		
	December 2009	-	-	-	-	-			-		
	Financial year to date	-	-	-	-	-			-		
Net profit/(loss)	March 2010	55.4	42.1	13.3	31.3	18.2			20.8		
	December 2009	63.2	53.2	10.0	24.9	24.6			27.1		
	Financial year to date	165.8	134.0	31.8	63.8	55.2			62.8		
Net profit/(loss) excluding gains and losses on foreign exchange, financial instruments and exceptional items	March 2010	55.3	42.1	13.2	33.3	20.0			22.3		
	December 2009	63.4	53.4	10.0	29.7	22.8			27.5		
	Financial year to date	166.1	134.3	31.8	83.0	55.3			64.7		
Capital expenditure	March 2010	46.9	38.4	8.5	24.3	32.9	24.7	8.2	36.3	27.3	9.0
	December 2009	43.0	36.6	6.4	24.4	41.4	28.1	13.3	46.1	31.4	14.8
	Financial year to date	126.0	107.6	18.4	71.2	104.1	72.2	31.9	118.4	82.1	36.3

As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit. Figures may not add as they are rounded independently.

Total cash cost
Gold Industry Standards Basis

Figures are in South African rand millions unless otherwise stated

		Total Mine Operations	South Africa Region					West Africa Region			South America Region	Australasia Region		
									Ghana		Peru	Australia		
			Total	Driefontein	Kloof	Beatrix	South Deep	Total	Tarkwa	Damang	Cerro Corona	Total	St Ives	Agnew
Operating costs[1]	Mar 2010	4,758.3	2,732.8	925.0	830.5	550.2	427.1	978.6	725.5	253.1	257.5	789.4	616.1	173.3
	Dec 2009	4,665.4	2,798.2	938.2	862.7	576.1	421.2	885.9	667.2	218.7	271.8	709.5	537.2	172.3
	Financial year to date	14,067.8	8,299.4	2,813.3	2,541.4	1,717.7	1,227.0	2,783.8	2,082.5	701.3	768.1	2,216.5	1,708.0	508.5
Gold-in-process and	Mar 2010	(19.8)	-	-	-	-	-	15.2	5.5	9.7	(2.4)	(32.6)	(30.0)	(2.6)
inventory change*	Dec 2009	(51.1)	-	-	-	-	-	(31.0)	(24.9)	(6.1)	3.7	(23.8)	(13.2)	(10.6)
	Financial year to date	(84.1)	-	-	-	-	-	(26.6)	(45.7)	19.1	3.6	(61.1)	(52.3)	(8.8)
Less:	Mar 2010	31.0	22.3	8.9	6.9	4.1	2.4	2.9	2.6	0.3	3.0	2.8	2.3	0.5
Rehabilitation costs	Dec 2009	30.5	22.5	9.0	7.0	4.1	2.4	2.0	1.9	0.1	3.0	3.0	2.4	0.6
	Financial year to date	91.2	67.1	26.8	20.8	12.3	7.2	6.5	5.8	0.7	9.1	8.5	6.9	1.6
Production taxes	Mar 2010	7.5	7.5	1.6	3.4	1.2	1.3	-	-	-	-	-	-	-
	Dec 2009	6.6	6.6	0.8	3.3	1.2	1.3	-	-	-	-	-	-	-
	Financial year to date	21.8	21.8	4.2	10.2	3.6	3.8	-	-	-	-	-	-	-
General and admin	Mar 2010	178.6	86.1	30.3	29.2	16.3	10.3	51.7	44.2	7.5	14.3	26.5	16.3	10.2
	Dec 2009	176.8	81.8	28.2	28.3	15.5	9.8	50.9	45.9	5.0	14.2	29.9	21.2	8.7
	Financial year to date	523.2	250.4	89.9	80.8	48.9	30.8	152.7	134.0	18.7	42.6	77.5	52.1	25.4
Cash operating costs	Mar 2010	4,521.4	2,616.9	884.2	791.0	528.6	413.1	939.2	684.2	255.0	237.8	727.5	567.5	160.0
	Dec 2009	4,400.4	2,687.3	900.2	824.1	555.3	407.7	802.0	594.5	207.5	258.3	652.8	500.4	152.4
	Financial year to date	13,347.5	7,960.1	2,692.4	2,429.6	1,652.9	1,185.2	2,598.0	1,897.0	701.0	720.0	2,069.4	1,596.7	472.7
Plus:	Mar 2010	7.5	7.5	1.6	3.4	1.2	1.3	-	-	-	-	-	-	-
Production taxes	Dec 2009	6.6	6.6	0.8	3.3	1.2	1.3	-	-	-	-	-	-	-
	Financial year to date	21.8	21.8	4.2	10.2	3.6	3.8	-	-	-	-	-	-	-
Royalties	Mar 2010	117.3	12.9	9.3	1.4	1.3	0.9	61.6	47.5	14.1	13.7	29.1	21.9	7.2
	Dec 2009	107.5	-	-	-	-	-	53.9	42.9	11.0	24.3	29.3	19.7	9.6
	Financial year to date	322.2	12.9	9.3	1.4	1.3	0.9	166.7	130.0	36.7	57.3	85.3	59.9	25.4
TOTAL CASH COST[2]	Mar 2010	4,646.2	2,637.3	895.1	795.8	531.1	415.3	1,000.8	731.7	269.1	251.5	756.6	589.4	167.2
	Dec 2009	4,514.5	2,693.9	901.0	827.4	556.5	409.0	855.9	637.4	218.5	282.6	682.1	520.1	162.0
	Financial year to date	13,691.5	7,994.8	2,705.9	2,441.2	1,657.8	1,189.9	2,764.7	2,027.0	737.7	777.3	2,154.7	1,656.6	498.1
Plus:	Mar 2010	1,076.3	536.2	139.1	167.0	118.3	111.8	227.3	197.3	30.0	101.8	211.0		
Amortisation*	Dec 2009	1,094.9	612.7	147.1	208.1	143.0	114.5	197.6	168.2	29.4	99.4	185.2		
	Financial year to date	3,307.6	1,755.3	431.7	590.8	404.8	328.0	635.5	546.0	89.5	310.2	606.6		
Rehabilitation	Mar 2010	31.0	22.3	8.9	6.9	4.1	2.4	2.9	2.6	0.3	3.0	2.8		
	Dec 2009	30.5	22.5	9.0	7.0	4.1	2.4	2.0	1.9	0.1	3.0	3.0		
	Financial year to date	91.2	67.1	26.8	20.8	12.3	7.2	6.5	5.8	0.7	9.1	8.5		
TOTAL PRODUCTION	Mar 2010	5,753.5	3,195.8	1,043.1	969.7	653.5	529.5	1,231.0	931.6	299.4	356.3	970.4		
COST[3]	Dec 2009	5,639.9	3,329.1	1,057.1	1,042.5	703.6	525.9	1,055.5	807.5	248.0	385.0	870.3		
	Financial year to date	17,090.3	9,817.2	3,164.4	3,052.8	2,074.9	1,525.1	3,406.7	2,578.8	827.9	1,096.6	2,769.8		
Gold sold	Mar 2010	880.6	395.4	147.1	107.5	82.9	57.9	226.5	172.6	53.8	110.7	148.1	107.3	40.7
– thousand ounces	Dec 2009	983.6	522.7	187.3	157.1	106.7	71.6	218.1	172.8	45.3	99.9	142.9	96.0	46.9
	Financial year to date	2,852.8	1,444.9	523.8	426.2	300.0	194.8	671.1	520.5	150.6	299.7	437.2	303.6	133.6
TOTAL CASH COST	Mar 2010	703	889	811	987	855	956	589	565	667	303	681	732	547
– US$/oz	Dec 2009	613	688	642	703	696	763	524	492	643	378	637	724	461
	Financial year to date	631	728	680	754	727	804	542	512	645	341	649	718	491
TOTAL CASH COST	Mar 2010	169,538	214,467	195,650	237,978	206,092	230,594	141,877	136,156	160,179	73,068	164,050	176,361	131,654
– R/kg	Dec 2009	147,648	165,707	154,678	169,306	167,722	183,655	126,369	118,719	155,627	90,897	153,730	174,413	111,340
	Financial year to date	154,303	177,899	166,077	184,172	177,647	196,353	132,453	125,208	157,494	83,392	158,469	175,432	119,909
TOTAL PRODUCTION	Mar 2010	871	1,078	946	1,203	1,052	1,219	725	720	742	429	874		
COST – US$/oz	Dec 2009	766	850	754	886	881	981	646	624	730	515	813		
	Financial year to date	788	894	795	943	910	1,030	668	652	723	481	834		

DEFINITIONS

Total cash cost and Total production cost are calculated in accordance with the Gold Institute Industry standard.

[1] Operating costs – All gold mining related costs before amortisation/depreciation, changes in gold inventory, taxation and exceptional items.

[2] Total cash cost – Operating costs less off-mine costs, which include general and administration costs, as detailed in the table above.

[3] Total production cost – Total cash cost plus amortisation/depreciation and rehabilitation provisions, as detailed in the table above.

* Adjusted for amortisation/depreciation (non-cash item) excluded from gold-in-process change.

Average exchange rates were US$1 = R7.50 and US$1 = R7.49 for the March 2010 and December 2009 quarters respectively.

Capital expenditure

Figures are in South African rand millions unless otherwise stated

		Total Mine Operations	South Africa Region					West Africa Region	Ghana		South America Region / Peru	Australasia Region	Australia	
			Total	Driefontein	Kloof	Beatrix	South Deep	Total	Tarkwa	Damang	Cerro Corona	Total	St Ives	Agnew
Sustaining capital	March 2010	1,322.4	649.6	227.9	264.6	157.1	-	327.4	288.8	38.6	182.1	163.3	125.5	37.8
	December 2009	1,394.9	680.8	244.5	279.9	156.4	-	306.8	274.1	32.7	183.0	224.3	163.8	60.5
	Financial year to date	3,944.2	1,957.9	706.0	788.8	463.1	-	905.8	817.8	88.0	540.8	539.7	398.1	141.6
Project capital	March 2010	404.1	404.1	-	-	-	404.1	-	-	-	-	-	-	-
	December 2009	426.5	426.5	-	-	-	426.5	-	-	-	-	-	-	-
	Financial year to date	1,214.6	1,214.6	-	-	-	1,214.6	-	-	-	-	-	-	-
Uranium capital	March 2010	31.6	31.6	31.6	-	-	-	-	-	-	-	-	-	-
	December 2009	29.5	29.5	29.5	-	-	-	-	-	-	-	-	-	-
	Financial year to date	99.7	99.7	99.7	-	-	-	-	-	-	-	-	-	-
Brownfields exploration	March 2010	108.4	-	-	-	-	-	25.3	-	25.3	-	83.1	59.5	23.6
	December 2009	103.3	-	-	-	-	-	16.0	-	16.0	-	87.3	47.9	39.4
	Financial year to date	302.8	-	-	-	-	-	51.5	-	51.5	-	251.3	150.4	100.9
Total capital expenditure	March 2010	1,866.5	1,085.3	259.5	264.6	157.1	404.1	352.7	288.8	63.9	182.1	246.4	185.0	61.4
	December 2009	1,954.2	1,136.8	274.0	279.9	156.4	426.5	322.8	274.1	48.7	183.0	311.6	211.7	99.9
	Financial year to date	5,561.3	3,272.2	805.7	788.8	463.1	1,214.6	957.3	817.8	139.5	540.8	791.0	548.5	242.5

Notional cash expenditure[##]

Figures are in South African rand millions unless otherwise stated

		Total Mine Operations	South Africa Region					West Africa Region	Ghana		South America Region / Peru	Australasia Region	Australia	
			Total	Driefontein	Kloof	Beatrix	South Deep	Total	Tarkwa	Damang	Cerro Corona	Total	St Ives	Agnew
Operating costs	March 2010	4,758.3	2,732.8	925.0	830.5	550.2	427.1	978.6	725.5	253.1	257.5	789.4	616.1	173.3
	December 2009	4,665.4	2,798.2	938.2	862.7	576.1	421.2	885.9	667.2	218.7	271.8	709.5	537.2	172.3
	Financial year to date	14,067.8	8,299.4	2,813.3	2,541.4	1,717.7	1,227.0	2,783.8	2,082.5	701.3	768.1	2,216.5	1,708.0	508.5
Capital expenditure	March 2010	1,866.5	1,085.3	259.5	264.6	157.1	404.1	352.7	288.8	63.9	182.1	246.4	185.0	61.4
	December 2009	1,954.2	1,136.8	274.0	279.9	156.4	426.5	322.8	274.1	48.7	183.0	311.6	211.7	99.9
	Financial year to date	5,561.3	3,272.2	805.7	788.8	463.1	1,214.6	957.3	817.8	139.5	540.8	791.0	548.5	242.5
Notional cash expenditure – R/kg	March 2010	241,860	310,490	258,907	327,482	274,466	461,521	188,730	188,742	188,690	128,238	224,588	239,707	184,803
	December 2009	216,830	242,050	208,103	233,804	220,766	380,647	178,459	175,321	190,456	148,530	230,133	251,140	187,079
	Financial year to date	221,417	257,490	222,120	251,241	233,691	402,904	179,232	179,153	179,505	141,625	221,188	238,960	180,790
Notional cash expenditure – US$/oz	March 2010	1,003	1,288	1,074	1,358	1,138	1,914	783	783	783	532	931	994	766
	December 2009	900	1,005	864	971	917	1,581	741	728	791	617	956	1,043	777
	Financial year to date	906	1,054	909	1,028	956	1,649	734	733	735	580	905	978	740

[##] Notional cash expenditure (NCE) per kilogram (ounce) = operating costs plus capital expenditure divided by gold produced.

Underground and surface

South African rand and metric units

Operating Results	Total Mine Operations	South Africa Region					West Africa Region			South America Region	Australasia Region		
								Ghana		Peru		Australia	
		Total	Driefontein	Kloof	Beatrix	South Deep#	Total	Tarkwa	Damang	Cerro Corona	Total	St Ives	Agnew
Ore milled / treated (000 ton)													
- underground **March 2010**	**2,469**	**2,027**	**651**	**454**	**610**	**312**	**-**	**-**	**-**	**-**	**442**	**290**	**152**
December 2009	3,015	2,501	720	612	786	383	-	-	-	-	514	367	147
Financial year to date	8,570	7,064	2,079	1,779	2,164	1,042	-	-	-	-	1,506	1,019	487
- surface **March 2010**	**11,794**	**1,553**	**751**	**574**	**116**	**112**	**7,296**	**5,942**	**1,354**	**1,554**	**1,391**	**1,329**	**62**
December 2009	11,002	1,332	828	461	31	12	6,574	5,452	1,122	1,564	1,532	1,429	103
Financial year to date	33,269	4,120	2,411	1,363	170	176	20,227	16,524	3,703	4,656	4,266	4,054	212
- total **March 2010**	**14,263**	**3,580**	**1,402**	**1,028**	**726**	**424**	**7,296**	**5,942**	**1,354**	**1,554**	**1,833**	**1,619**	**214**
December 2009	14,017	3,833	1,548	1,073	817	395	6,574	5,452	1,122	1,564	2,046	1,796	250
Financial year to date	41,839	11,184	4,490	3,142	2,334	1,218	20,227	16,524	3,703	4,656	5,772	5,073	699
Yield (grams per ton)													
- underground **March 2010**	**5.6**	**5.6**	**6.2**	**6.6**	**4.0**	**6.2**	**-**	**-**	**-**	**-**	**6.0**	**4.9**	**8.0**
December 2009	6.0	6.1	7.2	7.5	4.2	6.2	-	-	-	-	5.3	3.6	9.3
Financial year to date	5.8	5.9	6.9	6.9	4.2	6.3	-	-	-	-	5.5	4.2	8.1
- surface **March 2010**	**1.1**	**0.7**	**0.7**	**0.6**	**1.0**	**0.6**	**1.0**	**0.9**	**1.2**	**2.2**	**1.4**	**1.4**	**0.9**
December 2009	1.1	0.7	0.8	0.6	1.0	0.6	1.0	1.0	1.3	2.0	1.1	1.2	0.8
Financial year to date	1.2	0.8	0.8	0.7	1.0	0.6	1.0	1.0	1.3	2.0	1.3	1.3	0.9
- combined **March 2010**	**1.9**	**3.4**	**3.3**	**3.3**	**3.5**	**4.2**	**1.0**	**0.9**	**1.2**	**2.2**	**2.5**	**2.1**	**5.9**
December 2009	2.2	4.2	3.8	4.6	4.1	5.6	1.0	1.0	1.3	2.0	2.2	1.7	5.8
Financial year to date	2.1	4.0	3.6	4.2	4.0	5.0	1.0	1.0	1.3	2.0	2.4	1.9	5.9
Gold produced (kilograms)													
- underground **March 2010**	**13,892**	**11,255**	**4,065**	**2,991**	**2,462**	**1,737**	**-**	**-**	**-**	**-**	**2,637**	**1,425**	**1,212**
December 2009	17,981	15,274	5,168	4,598	3,288	2,220	-	-	-	-	2,707	1,338	1,369
Financial year to date	50,088	41,846	14,390	12,338	9,158	5,960	-	-	-	-	8,242	4,277	3,965
- surface **March 2010**	**13,499**	**1,042**	**510**	**353**	**115**	**64**	**7,054**	**5,374**	**1,680**	**3,428**	**1,975**	**1,917**	**58**
December 2009	12,548	983	657	289	30	7	6,773	5,369	1,404	3,062	1,730	1,644	86
Financial year to date	38,564	3,094	1,903	917	174	100	20,873	16,189	4,684	9,242	5,355	5,166	189
- total **March 2010**	**27,391**	**12,297**	**4,575**	**3,344**	**2,577**	**1,801**	**7,054**	**5,374**	**1,680**	**3,428**	**4,612**	**3,342**	**1,270**
December 2009	30,529	16,257	5,825	4,887	3,318	2,227	6,773	5,369	1,404	3,062	4,437	2,982	1,455
Financial year to date	88,652	44,940	16,293	13,255	9,332	6,060	20,873	16,189	4,684	9,242	13,597	9,443	4,154
Operating costs (Rand per ton)													
- underground **March 2010**	**1,243**	**1,300**	**1,324**	**1,770**	**900**	**1,345**	**-**	**-**	**-**	**-**	**985**	**936**	**1,078**
December 2009	1,040	1,084	1,212	1,378	732	1,098	-	-	-	-	825	714	1,101
Financial year to date	1,085	1,137	1,259	1,394	793	1,167	-	-	-	-	844	770	998
- surface **March 2010**	**143**	**63**	**84**	**47**	**8**	**66**	**134**	**122**	**187**	**166**	**255**	**259**	**152**
December 2009	139	65	79	43	13	58	135	122	195	174	186	192	102
Financial year to date	143	65	81	45	9	63	138	126	189	165	222	228	107
- total **March 2010**	**334**	**763**	**660**	**808**	**758**	**1,007**	**134**	**122**	**187**	**166**	**431**	**381**	**810**
December 2009	333	730	606	804	705	1,066	135	122	195	174	347	299	689
Financial year to date	336	742	627	809	736	1,007	138	126	189	165	384	337	727

March quarter includes 34,000 tons (December quarter 24,000 tons) of waste processed from underground and 98,000 tons year to date. In order to show the yield based on ore mined, the calculation of the yield at South Deep only, excludes the underground waste.

Development results

Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres.

Driefontein		March 2010 quarter			December 2009 quarter			Year to date F2010		
	Reef	Carbon Leader	Main	VCR	Carbon Leader	Main	VCR	Carbon Leader	Main	VCR
Advanced	(m)	3,468	582	1,311	3,806	577	1,462	10,993	1,920	4,364
Advanced on reef	(m)	580	55	140	704	37	126	2,078	112	349
Sampled	(m)	672	72	111	603	111	78	1,947	183	267
Channel width	(cm)	80	59	44	72	60	64	75	60	66
Average value -	(g/t)	27.5	5.2	40.5	19.5	6.2	14.2	23.5	5.8	21.7
-	(cm.g/t)	2,210	305	1,792	1,402	369	916	1,762	344	1,443

Kloof		March 2010 quarter			December 2009 quarter			Year to date F2010		
	Reef	Kloof	Main	VCR	Kloof	Main	VCR	Kloof	Main	VCR
Advanced	(m)	226	907	3,537	191	1,388	4,644	631	3,709	12,922
Advanced on reef	(m)	12	174	629	20	297	823	85	673	2,117
Sampled	(m)	11	156	568	23	243	660	89	525	1,760
Channel width	(cm)	119	101	134	201	91	129	192	107	131
Average value -	(g/t)	17.7	7.6	20.2	17.4	7.6	23.4	15.4	7.0	21.9
-	(cm.g/t)	2,116	770	2,709	3,503	691	3,032	2,948	749	2,870

Beatrix		March 2010 quarter		December 2009 quarter		Year to date F2010	
	Reef	Beatrix	Kalkoenkrans	Beatrix	Kalkoenkrans	Beatrix	Kalkoenkrans
Advanced	(m)	5,146	1,743	5,837	2,042	16,024	5,758
Advanced on reef	(m)	886	291	1,192	488	2,785	1,189
Sampled	(m)	774	267	936	486	2,292	1,167
Channel width	(cm)	110	115	123	82	120	96
Average value -	(g/t)	12.8	27.5	9.8	40.4	9.5	29.2
-	(cm.g/t)	1,417	3,174	1,203	3,296	1,144	2,803

South Deep		March 2010 quarter	December 2009 quarter	Year to date F2010
	Reef	Elsburgs[1,2]	Elsburgs[1,2]	Elsburgs[1,2]
Main Advanced	(m)	2,321	2,606	7,642
- Main above 95 level	(m)	1,440	1,394	4,189
- Main below 95 level	(m)	881	1,212	3,453
Advanced on reef	(m)	1,227	1,281	3,756
Average value -	(g/t)	5.1	4.8	5.0

1) Trackless development in the Elsburg reefs is evaluated by means of the resource model.

2) Full channel width not fully exposed in development, hence not reported.

Administration and corporate information

Corporate Secretary
Cain Farrel
Tel: (+27)(11) 562 9742
Fax: (+27)(11) 562 9829
e-mail: cain.farrel@goldfields.co.za

Registered Offices
Johannesburg
Gold Fields Limited
150 Helen Road
Sandown
Sandton
2196

Postnet Suite 252
Private Bag X30500
Houghton 2041
Tel: (+27)(11) 562 9700
Fax: (+27)(11) 562 9829

Office of the United Kingdom Secretaries
London
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
United Kingdom
Tel: (+44)(20) 7499 3916
Fax: (+44)(20) 7491 1989

American Depository Receipts Transfer Agent
Bank of New York Mellon
BNY Mellon Shareowner Services
P O Box 358516
Pittsburgh, PA15252-8516

US toll-free telephone: (1)(888) 269 2377
Tel: (+1) 201 680 6825
e-mail: shrrelations@bnymellon.com

Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN – ZAE 000018123

Investor Enquiries
Willie Jacobsz
Tel: (+508) 839 1188
Mobile: (+857) 241 7127
e-mail: willie.jacobsz@gfexpl.com

Nikki Catrakilis-Wagner
Tel: (+2711) 562 9706
Mobile: (+27) 83 309 6720
e-mail: nikki.catrakilis-wagner@goldfields.co.za

Media Enquiries
Sven Lunsche
Tel: (+2711) 562 9763
Mobile: (+27) 83 260 9279
e-mail: sven.lunsche@goldfields.co.za

Transfer Secretaries
South Africa
Computershare Investor Services
(Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001
P O Box 61051
Marshalltown, 2107
Tel: (+27)(11) 370 5000
Fax: (+27)(11) 370 5271

United Kingdom
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Tel: 0871 664 0300 [calls cost 10p a minute
               plus network extras, lines are open
               8.30am-5.30pm Mon-Fri] or
               [from overseas] +44 20 8639 3399
Fax: +44 20 8658 3430
e-mail: ssd@capitaregistrars.com

Website
http://www.goldfields.co.za

Listings
JSE / NYSE / NASDAQ Dubai: GFI
NYX: GFLB
SWX: GOLI

Forward Looking Statements
Certain statements in this document constitute "forward looking statements" within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.

Such forward looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the company to be materially different from the future results, performance or achievements expressed or implied by such forward looking statements. Such risks, uncertainties and other important factors include among others: economic, business and political conditions in South Africa, Ghana, Australia, Peru and elsewhere; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, exploration and development activities; decreases in the market price of gold and/or copper; hazards associated with underground and surface gold mining; labour disruptions; availability terms and deployment of capital or credit; changes in government regulations, particularly environmental regulations; and new legislation affecting mining and mineral rights; changes in exchange rates; currency devaluations; inflation and other macro-economic factors, industrial action, temporary stoppages of mines for safety and unplanned maintenance reasons; and the impact of the AIDS crisis in South Africa. These forward looking statements speak only as of the date of this document.

The company undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

Directors

A J Wright *(Chairman)* °	A R Hill [≠°]	R L Pennant-Rea *°
N J Holland *• *(Chief Executive Officer)*	R P Menell °	C I von Christierson °
PA Schmidt • *(Chief Financial Officer)*	D N Murray °	G M Wilson °
K Ansah [#°]	D M J Ncube °	CA Carolus °
R Dañino **°		

* British	[#] Ghanaian	[≠] Canadian
** Peruvian	° Independent Director	• Non-independent Director

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 7 May 2010

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor
            Relations and Corporate Affairs